Filed pursuant to General Instruction II.L.of Form F-10;

File No. 333-255798

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated May 18, 2021 (the “Prospectus”) to which it relates and each document incorporated or deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this Prospectus Supplement and accompanying Prospectus to which it relates from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at its head office at 1800—925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, telephone (604) 688-3033 and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED MAY 18, 2021

New Issue	May 28, 2021

Up to US$100,000,000

Common Shares

This Prospectus Supplement, together with the accompanying Prospectus, qualifies the distribution (the “Offering”) of common shares (the “Common Shares” and each Common Share being qualified hereunder, an “Offered Share”) of First Majestic Silver Corp. (“First Majestic” or the “Company”) having an aggregate offering price of up to US$100,000,000. First Majestic has entered into an equity distribution agreement dated May 28, 2021 (the “Equity Distribution Agreement”) with BMO Capital Markets Corp. (“BMO”) and TD Securities (USA) LLC (“TD” and together with BMO, the “Agents”) pursuant to which First Majestic may distribute Offered Shares from time to time through the Agents, as agent or as principal for the distribution of the Offered Shares, in accordance with the terms of the Equity Distribution Agreement. See “Plan of Distribution”.

The outstanding Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “FR” and on the New York Stock Exchange (the “NYSE”) under the symbol “AG”. On May 27, 2021, the last trading day on the TSX before the date of this Prospectus Supplement, the closing trading price of the Common Shares on the TSX was C$21.24, per Common Share. On May 27, 2021, the last trading day on the NYSE before the date of this Prospectus Supplement, the closing trading price of the Common Shares on the NYSE was US$17.63, per Common Share. The TSX has conditionally approved the listing of the Offered Shares offered hereunder, subject to the Company fulfilling all of the listing requirements of the TSX. In addition, the NYSE has approved the listing of the Offered Shares offered hereunder.

First Majestic is permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus Supplement in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is governed by the laws of British Columbia, Canada, that some or all of its officers and directors are residents of a foreign country, that some or all of the experts named in this Prospectus Supplement and the accompanying Prospectus are, and the experts and Agents named herein and in the Prospectus may be, residents of a foreign country, and a substantial portion of the assets of the Company and said persons may be located outside of the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Prospective investors should be aware that the acquisition, holding or disposition of the Common Shares may have tax consequences in Canada and the United States. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should read the tax discussion contained in this Prospectus Supplement under the heading “Certain U.S. Federal Income Tax Considerations” and should consult their own tax advisor with respect to their own particular circumstances.

Sales of Offered Shares, if any, under this Prospectus Supplement and the accompanying Prospectus are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102- Shelf Distributions (“NI 44-102”), including sales made directly on the NYSE or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States. No Offered Shares will be offered or sold in Canada on the TSX or any other trading market in Canada. If expressly authorized by the Company, the Agents may also sell Offered Shares in privately negotiated transactions in the United States. The sales, if any, of Offered Shares made under the Equity Distribution Agreement will be made by means of ordinary brokers’ transactions on the NYSE at market prices, or as otherwise agreed upon by the Company and the Agents. As a result, prices may vary as between purchasers and during the period of distribution. There is no minimum amount of funds that must be raised under the Offering. As a result, the Offering could be terminated after only raising a small portion of the offering amount set out above, or none at all. See “Plan of Distribution”.

In connection with the Offering, the Company may be considered to be a “connected issuer” within the meaning of National Instrument 33-105 – Underwriting Conflicts (“NI 33-105”) to BMO. An affiliate of BMO is a lender to the Company pursuant to the Revolving Facility (as defined herein). See “Plan of Distribution”.

The Company will pay each Agent a commission of up to 2.0% of the gross sales price per Offered Share sold through such Agent as the Company’s agent under the Equity Distribution Agreement.

Investing in the Offered Shares is subject to certain risks that should be considered carefully by prospective purchasers. Please see “Risk Factors” in the Prospectus Supplement and the accompanying Prospectus and the risk factors in the Company’s documents which are incorporated by reference herein for a description of risks involved in an investment in Offered Shares.

Prospectus Supplement

Base Shelf Prospectus dated May 18, 2021

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and also adds to and updates information contained in the accompanying Prospectus and the documents incorporated by reference herein and therein. The second part is the accompanying Prospectus, which provides more general information. If the description of the Common Shares varies between this Prospectus Supplement and the accompanying Prospectus, investors should rely on the information in this Prospectus Supplement. Before you invest, you should carefully read this Prospectus Supplement, the accompanying Prospectus, all information incorporated by reference herein and therein, as well as the additional information described under “Where You Can Find Additional Information” in this Prospectus Supplement. These documents contain information you should consider when making your investment decision. This Prospectus Supplement may add, update or change information contained in the accompanying Prospectus or any of the documents incorporated by reference therein. To the extent that any statement made in this Prospectus Supplement is inconsistent with statements made in the accompanying Prospectus or any documents incorporated by reference therein filed prior to the date of this Prospectus Supplement, the statements made in this Prospectus Supplement will be deemed to modify or supersede those made in the accompanying Prospectus and such documents incorporated by reference therein.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Company has not, and the Agents have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Company is offering to sell, and seeking offers to buy, Offered Shares only in jurisdictions where offers and sales are permitted. The distribution of this Prospectus Supplement and the Offering in certain jurisdictions may be restricted by law. You should assume that the information contained in this Prospectus Supplement and the accompanying Prospectus, as well as information filed with the SEC and with the securities regulatory authority in each of the provinces of Canada other than Québec that is incorporated by reference herein and in the accompanying Prospectus, is accurate only as of its respective date. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the Prospectus. See “Documents Incorporated by Reference”.

Unless the context otherwise requires, references in this Prospectus Supplement and the accompanying Prospectus to “First Majestic” or “the Company” refer to First Majestic Silver Corp. and include each of its direct and indirect subsidiaries as the context requires.

FINANCIAL INFORMATION

Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus Supplement and the accompanying Prospectus is determined using IFRS, which differs from United States generally accepted accounting principles and therefore may not be comparable in all material respects to financial information prepared in accordance with United States generally accepted accounting principles.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The financial statements of the Company incorporated by reference in this Prospectus Supplement and the accompanying Prospectus are reported in United States dollars. In this Prospectus Supplement and the accompanying Prospectus, all dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and are referred to as”$” or “ US$”. Canadian dollars are referred to as “C$”. The high, low, closing and average exchange rates for Canadian dollars in terms of the United States dollar for each of the indicated periods, as quoted by the Bank of Canada, were as follows:

	Three Months Ended March 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	(expressed in Canadian dollars)
High	1.2828	1.4496	1.3600	1.3642
Low	1.2455	1.2718	1.2988	1.2288
Closing	1.2575	1.2732	1.2988	1.3642
Average	1.2660	1.3415	1.3269	1.2957

On May 27, 2021 the daily average exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = C$1.2073.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement and the accompanying Prospectus, and the documents incorporated by reference herein and therein, contain “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, “forward-looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”. These statements relate to future events or the Company’s future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management’s experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to statements with respect to:

•	future financings;

•	the redemption and/or conversion of the Company’s securities;

•	the Company’s business strategy;

•	future planning processes;

•	commercial mining operations, anticipated mineral recoveries, projected quantities of future mineral production, interpretation of drill results and other technical data;

•	anticipated development, expansion, exploration activities and production rates and mine plans and mine life;

•	the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects;

•	the timing of completion of exploration and drilling programs and preparation of technical reports;

•	viability of the Company’s projects;

•	the completion of preliminary economic assessments;

•	the restarting of operations at the Company’s non-operating mines;

•	anticipated reclamation and decommissioning activities;

•

the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures, cost savings, allocation of capital, the Company’s share price, payment of dividends and statements with respect to the recovery of value added tax receivables and the tax regime in México;

•	the conduct or outcome of outstanding litigation, regulatory proceedings, negotiations or proceedings under the North American Free Trade Agreement or other claims;

•	the Company’s plans with respect to enforcement of certain judgments in favour of the Company and the likelihood of collection under those judgments;

•

the Company’s ability to comply with future legislation or regulations including amendments to demonopolization legislation and the Company’s intent to comply with future regulatory and compliance matters;

•	future regulatory trends, future market conditions, future staffing levels and needs and assessment of future opportunities of the Company;

•	future payments of dividends by the Company;

•	assumptions of management;

•	maintaining relations with local communities;

•	maintaining relations with employees;

•	renewing contracts related to material properties;

•	the retirement and timing of the appointment of a replacement of the Company’s Chief Financial Officer;

•	the Share Repurchase Program (as defined in the Annual Information Form (as defined herein));

•	the Company’s intentions in respect of Jerritt Canyon (as defined herein);

•	those factors identified under the caption “General Development of the Business—Risk Factors” in the Annual Information Form;

•	expectations regarding the effect of COVID-19 (as defined herein) pandemic on the Company’s operations, the global economy and the market for the Company’s products and securities; and

•	other statements identified as such in the documents incorporated by reference herein.

All statements other than statements of historical fact may be forward-looking statements. Statements concerning Proven and Probable Mineral Reserves and Mineral Resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of Measured and Indicated Mineral Resources or Proven and Probable Mineral Reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Actual results or events to differ materially from those anticipated in such forward-looking statements. These forward-looking statements involve risks and uncertainties relating to, among other things, global economic conditions, including the Company’s ability to integrate Jerritt Canyon Canada Ltd. (“JC Canada”) and Jerritt Canyon into its existing operations, public health threats, changes in commodity prices and, particularly, silver and gold prices, changes in exchange rates, access to skilled mining development and mill production personnel, labour relations, costs of labour, relations with local communities and aboriginal groups, results of exploration and development activities, accuracy of resource estimates, uninsured risks, defects in title, availability and costs of materials and equipment, inability to meet future financing needs on acceptable terms, risks relating to declaration, timing and payment of dividends, availability of strategic alternatives, changes in national or local governments, the impact of the newly adopted Mexican outsourcing legislation, risks associated with the COVID-19 pandemic, changes in applicable legislation or application thereof, timeliness of government approvals, results of litigation including appeals of judgements, resolutions of claims and arbitration proceedings, negotiations and regulatory proceedings, assessments by government agencies, actual performance of facilities, equipment, processes relative to specifications and expectations and unanticipated environmental impacts on operations, and outcomes of tax assessments in México. This is not an exhaustive list of the risks and other factors that may affect any of the Company’s forward-looking statements. Additional factors that could cause actual results to differ materially include, but are not limited to, the risk factors referred to under “Risk Factors” in this Prospectus Supplement and the accompanying Prospectus, as well as those described in the documents incorporated by reference herein, and in particular under the heading “Risk Factors” in the Annual Information Form.

The Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Prospectus Supplement or the accompanying Prospectus, including the documents incorporated by reference herein and therein, should not be unduly relied upon. These statements speak only as of the date of this Prospectus Supplement or as of the date specified in the documents incorporated by reference in this Prospectus Supplement, as the case may be. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING

PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This Prospectus Supplement and the accompanying Prospectus, including the documents incorporated by reference herein and therein, have been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”).

Accordingly, information contained in this Prospectus Supplement and the accompanying Prospectus and the documents incorporated by reference herein and therein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

See “Glossary of Certain Technical Terms” in the Annual Information Form, which is incorporated by reference herein, for a description of certain of the mining terms used in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus Supplement from documents filed with the securities commissions or similar authorities in each of the provinces of Canada other than Québec (the “Qualifying Provinces”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at its head office at 1800—925 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2, telephone (604) 688-3033, and are also available electronically in Canada through the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com or in the United States through the SEC’s Electronic Data Gathering and Retrieval (“EDGAR”) at the website of the SEC at www.sec.gov. The filings of the Company through SEDAR and EDGAR are not incorporated by reference in this Prospectus Supplement except as specifically set out herein.

As of the date hereof, the following documents, filed by the Company with the securities commissions or similar authorities in each of the Qualifying Provinces, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus Supplement or the accompanying Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus Supplement or the accompanying Prospectus, as further described below:

(a)	the annual information form of the Company for the year ended December 31, 2020 dated March 31, 2021 (the “Annual Information Form”);

(b)

the audited consolidated financial statements of the Company for the years ended December 31, 2020 and 2019, (as amended) together with the independent registered public accounting firm’s reports thereon and the notes thereto;

(c)	the management’s discussion and analysis of the Company for the year ended December 31, 2020;

(d)

the unaudited condensed interim consolidated financial statements of the Company for the three months ended March 31, 2021 and March 31, 2020, together with the notes thereto (the “Interim Financial Statements”);

(e)	the management’s discussion and analysis of the Company for the three months ended March 31, 2021 (the “Interim MD&A”);

(f)	the management information circular of the Company dated April 21, 2021 prepared in connection with the annual meeting of shareholders of the Company held on May 27, 2021;

(g)

the material change report dated March 19, 2021 in respect of the Company entering into a definitive share purchase agreement with Sprott Mining Inc. (the “Vendor”), pursuant to which the Company agreed to complete the acquisition of JC Canada pursuant to a share purchase agreement dated March 11, 2021 between the Company and the Vendor, a company controlled by Eric Sprott (the “Jerritt Canyon Acquisition”);

(h)	the material change report dated April 30, 2021 in respect of the closing of the Jerritt Canyon Acquisition; and

(i)	the business acquisition report dated April 30, 2021 (the “Business Acquisition Report”) filed in connection with the Jerritt Canyon Acquisition.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101—Short Form Prospectus Distributions filed by the Company with the securities commissions or similar regulatory authorities in the applicable provinces of Canada after the date of this Prospectus Supplement and prior to the termination of any offering of securities hereunder shall be deemed to be incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished by the Company to the SEC after the date of this Prospectus Supplement and prior to the date that all Offered Shares offered hereunder are sold or the Offering is otherwise terminated, that document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement (as defined below) of which this Prospectus Supplement forms a part (in the case of Form 6-K and Form 8-K, if and to the extent set forth therein). The Company may also incorporate other information filed with or furnished to the SEC under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), provided that information included in any report on Form 6-K or Form 8-K shall be so deemed to be incorporated by reference only if and to the extent expressly provided in such Form 6-K or Form 8-K.

Any statement contained in this Prospectus Supplement or in the accompanying Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein is not deemed to be included or incorporated by reference to the extent that any such statement is modified or superseded by a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein or in the accompanying Prospectus. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this Prospectus Supplement or the accompanying Prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this Prospectus Supplement or the accompanying Prospectus.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at its head office at 1800—925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, telephone (604) 688-3033 and are also available electronically at www.sedar.com and www.sec.gov.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this Prospectus Supplement and in the accompanying Prospectus under “Documents Incorporated by Reference”, the Equity Distribution Agreement will be filed with the SEC as part of the registration statement on Form F-10 (the “Registration Statement”) filed by the Company under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), of which this Prospectus Supplement forms a part.

SUMMARY

This summary highlights certain information about the Company, the Offering and selected information contained elsewhere in or incorporated by reference into this Prospectus Supplement or the accompanying Prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in the Offered Shares. For a more complete understanding of the Company and the Offering, the Company encourages you to read and consider carefully the more detailed information in this Prospectus Supplement and the accompanying Prospectus, including the information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, and in particular, the information under the heading “Risk Factors” in this Prospectus Supplement. All capitalized terms used in this summary refer to definitions contained elsewhere in this Prospectus Supplement or the accompanying Prospectus, as applicable.

Overview

First Majestic is in the business of the production, development, exploration and acquisition of mineral properties with a focus on precious metals production in North America. As such, the Company’s business is dependent on foreign operations in México and the United States.

The Company currently owns and operates four producing mines:

1.	the San Dimas Silver/Gold Mine in Durango State, Mexico (“San Dimas”);

2.	the Santa Elena Silver/Gold Mine in Sonora State, Mexico (“Santa Elena”);

3.	the La Encantada Silver Mine in Coahuila State, Mexico (“La Encantada”); and

4.	the Jerritt Canyon Gold Mine located in Elko County, Nevada (“Jerritt Canyon”).

The Company also owns several non-material mines which are under care and maintenance:

1.	the San Martín Silver Mine in Jalisco State;

2.	the La Parrilla Silver Mine in Durango State;

3.	the Del Toro Silver Mine in Zacatecas State; and

4.	the La Guitarra Silver Mine in México State.

The Company also owns two advanced-stage silver development projects in México: the La Luz Silver Project in San Luis Potosi State and La Joya Silver Project in Durango State (currently under option), as well as a number of exploration projects in México. The Company does not consider its mines under care and maintenance or its advanced-stage silver development projects to be material properties for the purposes of National Instrument 51-102 – Continuous Disclosure Obligations or NI 43-101. The Mineral Resources and Reserves reported in this Prospectus and the documents incorporated by reference herein represent the most up to date revisions completed for the Company’s operations and properties. Investors are cautioned against relying on such Mineral Resource and Reserve estimates since these estimates are based on certain assumptions regarding future events and performance such as: commodity prices, operating costs, taxes, metallurgical performance and commercial terms. Interpretations and Resource and Reserve estimates are based on limited sampling information that may not be representative of the mineral deposits.

Further information regarding the business of the Company, its operations and its mineral properties can be found in the Annual Information Form and the documents incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. See “Documents Incorporated by Reference”.

THE OFFERING

Offered Shares	Common Shares having an aggregate offering price of up to US$100,000,000.

Manner of offering	Sales of Offered Shares, if any, under this Prospectus Supplement and the accompanying Prospectus may be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the NYSE or other trading markets for the Common Shares in the United States. No Offered Shares will be offered or sold in Canada on the TSX or other trading markets in Canada. The sales, if any, of Offered Shares made under the Equity Distribution Agreement will be made by means of ordinary brokers’ transactions on the NYSE at market prices, or as otherwise agreed upon by the Company and the Agents. See “Plan of Distribution”.

Use of proceeds	The principal business objectives that the Company expects to accomplish using the net proceeds from the Offering, if any, together with the Company’s current cash resources, are to develop and/or improve the Company’s existing mines and to add to the Company’s working capital. See “Use of Proceeds”.

Risk factors	See “Risk Factors” in this Prospectus Supplement and the accompanying Prospectus and the risk factors discussed or referred to in the documents which are incorporated by reference into this Prospectus Supplement and the accompanying Prospectus for a discussion of factors that should be read and considered before investing in the Offered Shares.

Tax considerations	Purchasing Offered Shares may have tax consequences. This Prospectus Supplement and the accompanying Prospectus may not describe these consequences fully for all investors. Investors should read the tax discussion in this Prospectus Supplement and the accompanying Prospectus and consult with their tax advisor. See “Certain U.S. Federal Income Tax Considerations” in this Prospectus Supplement.

Listing symbol	The Common Shares are listed for trading on the TSX under the symbol “FR” and the NYSE under the symbol “AG”.

RISK FACTORS

Before deciding to invest in the Offered Shares, prospective purchasers of the Offered Shares should consider carefully the risk factors and the other information contained in this Prospectus Supplement and the accompanying Prospectus and the documents incorporated by reference herein and therein before purchasing the Offered Shares. An investment in the Offered Shares is speculative and involves a high degree of risk. Information regarding the risks affecting the Company and its business is provided in the documents incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, including in the Annual Information Form under the heading “General Development of the Business—Risk Factors”. Additional risks and uncertainties not known to the Company or that management currently deems immaterial may also impair the Company’s business, financial condition, results of operations or prospects. See “Documents Incorporated by Reference”.

No Assurance of Active or Liquid Market

No assurance can be given that an active or liquid trading market for the Common Shares will be sustained. If an active or liquid market for the Common Shares fails to be sustained, the prices at which such shares trade may be adversely affected. Whether or not the Common Shares will trade at lower prices depends on many factors, including the liquidity of the Common Shares, prevailing interest rates and the markets for similar securities, general economic conditions and the Company’s financial condition, historic financial performance and future prospects.

If the Offered Shares are traded after their initial issue, they may trade at a discount from their initial offering prices depending on the market and other factors including general economic conditions and the Company’s financial condition. There can be no assurance as to the liquidity of the trading market for the Common Shares.

Public Markets and Share Prices

The market price of the Offered Shares that become listed and posted for trading on the TSX, NYSE or any other stock exchange could be subject to significant fluctuations in response to variations in the Company’s financial results or other factors. In addition, fluctuations in the stock market may adversely affect the market price of the Offered Shares that become listed and posted for trading on a stock exchange regardless of the financial performance of the Company. Securities markets have also experienced significant price and volume fluctuations from time to time. In some instances, these fluctuations have been unrelated or disproportionate to the financial performance of issuers. Market fluctuations may adversely impact the market price of the Offered Shares that become listed and posted for trading on a stock exchange. There can be no assurance of the price at which the Offered Shares that become listed and posted for trading on a stock exchange will trade.

Additional Issuances and Dilution

The Company may issue and sell additional securities of the Company from time to time. The Company cannot predict the size of future issuances of securities of the Company or the effect, if any, that future issuances and sales of securities will have on the market price of any securities of the Company that are issued and outstanding from time to time. Sales or issuances of substantial amounts of securities of the Company, or the perception that such sales could occur, may adversely affect prevailing market prices for the securities of the Company that are issued and outstanding from time to time. With any additional sale or issuance of securities of the Company, holders will suffer dilution with respect to voting power and may experience dilution in the Company’s earnings per share. Moreover, this Prospectus Supplement and the accompanying Prospectus may create a perceived risk of dilution resulting in downward pressure on the price of the Company’s issued and outstanding Common Shares, which could contribute to progressive declines in the prices of such securities.

There is No Certainty Regarding the Net Proceeds to the Company

There is no certainty that US$100,000,000 will be raised under the Offering. The Agents have agreed to use their commercially reasonable efforts to sell the Offered Shares when and to the extent requested by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the Agents are not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

The Company has Broad Discretion in the Use of the Net Proceeds from the Offering and May Use Them in Ways Other than as Described Herein

Management of the Company will have broad discretion with respect to the application of net proceeds received by the Company under the Offering, if any, and may spend such proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business or cause the price of the securities of the Company issued and outstanding from time to time to decline. Because of the number and variability of factors that will determine the Company’s use of such proceeds, if any, the Company’s ultimate use might vary substantially from its planned use. You may not agree with how the Company allocates or spend the proceeds from the Offering, if any.

RECENT DEVELOPMENTS

On May 28, 2021, Raymond Polman, Chief Financial Officer, has communicated to the Company his plans to retire after 15 years with the Company. Mr. Polman will remain in his current position until a replacement has been transitioned into the role. It is expected that a new Chief Financial Officer will be announced by the end of the third quarter.

Effective April 2021, the Mexican government published certain outsourcing reforms which aim to prevent the hiring of required personnel through third parties to avoid or reduce employer’s liabilities and obligations under Mexican law. Additional rules relating to specialized services were published in May 2021. The impact of these reforms on the labour relationships between the Company’s operating mines in Mexico and the service companies which provide labour to those operating mines is uncertain at this time. See “Risk Factors” in the Annual Information Form.

In response to the COVID-19 novel coronavirus (“COVID-19”) pandemic, in April 2020 the Company was required to temporarily suspend operations at San Dimas, Santa Elena and La Encantada to mitigate the spread of COVID-19. In May 2020, the Mexican government officially confirmed that mining was deemed essential which enabled the Company to restart its operations. Since May 2020, the Company has and continues to maintain strict sanitary controls and to support the local communities in which it operates. Each of San Dimas, Santa Elena and La Encantada have since resumed normal operations. Worker availability at the Company’s mine sites in Mexico has at times been limited but has been gradually improving and is being mitigated by increasing the use of temporary workers and contractors to replace vulnerable workers (as defined by the Mexican Ministry of Health). The Company has responded to the threat of COVID-19 at its Mexican mines through implementation of the following measures:

•

implemented preventative control measures including social distancing, personal protective equipment protocols, remote working, cancellation of any non-essential visits to the mines, comprehensive sanitation measures for the workplace and Company transportation, and pre-screening for virus symptoms;

•	construction of a temporary camp at Santa Elena which can accommodate up to 310 workers;

•	managing supply chain risk and disruption by maintaining constant communication with major suppliers and contractors and increasing supplies inventory levels at all units;

•	supporting local communities by sponsoring health professionals, medical equipment, personal protective, medicine and health supplement

•	deferring a substantial amount of discretionary capital expenditures into 2021 to maintain a strong balance sheet;

•	proactively engaging with local communities and other stakeholders to reduce the risk of COVID-19 from entering the Company’s host communities;

•

implementing programs within the Company’s areas of influence to increase awareness of the COVID-19 virus, promote good hygiene and responsible social interactions to prevent and/or contain the spread of the COVID-19 virus;

•	implementing rapid (antibody) testing at its mine sites to screen potential positive COVID-19 cases and to conduct contact tracing;

•	working to establish PCR testing (also known as polymerase chain reaction testing) capacity, either directly or through third party providers, at its mine sites; and

•	granting paid leave to vulnerable workers (as defined by the Mexican Ministry of Health).

The Company is in the process of evaluating operations at Jerritt Canyon in light of local COVID-19 protocols and restrictions.

CONSOLIDATED CAPITALIZATION

The following table sets forth the Company’s cash, indebtedness and shareholders’ equity as of March 31, 2021 after giving effect to the Jerritt Canyon Acquisition and the concurrent private placement with the Vendor consisting of the issuance of 1,705,514 Common Shares to the Vendor at a price of $17.59 per Common Share for aggregate gross proceeds of $30 million (the “Concurrent Placement”). Other than as set out below, there has been no material change in the share and loan capital of the Company on a consolidated basis, since March 31, 2021. This table should be read in conjunction with the Company’s Interim Financial Statements and Interim MD&A.

Description of Capital	As of March 31, 2021	As of March 31, 2021, after giving effect to the Jerritt Canyon Acquisition and Concurrent Placement
Cash and cash equivalents	$201,684,000	$165,916,000
Restricted Cash	$—	$66,971,000
Indebtedness(1)	$172,930,000	$175,809,000
Number of Common Shares outstanding	222,804,476	251,229,717
Shareholders’ Equity
Share Capital	$1,097,140,000	$1,540,290,000
Equity Reserves	$99,052,000	$122,202,000
Deficit	($337,045,000)	($339,545,000)

Total Shareholders’ Equity	$859,147,000	$1,322,947,000

(1)	Indebtedness includes the book value of debt facilities and lease liabilities.

USE OF PROCEEDS

The net proceeds from the Offering, if any, are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Offered Shares through the Agents in an “at-the-market distribution” will represent the gross proceeds after deducting the applicable compensation payable to the Agents under the Equity Distribution Agreement and the expenses of the distribution.

The principal business objectives that the Company expects to accomplish using the net proceeds from the Offering, if any, together with the Company’s current cash resources, are to develop and/or improve the Company’s existing mines and to add to the Company’s working capital.

PLAN OF DISTRIBUTION

The Company has entered into the Equity Distribution Agreement with the Agents, as sales agents, under which the Company may offer and sell Offered Shares having an aggregate offering price of up to US$100,000,000 from time to time. Sales of Offered Shares, if any, will be made in transactions that are deemed to be “at the market distributions” as defined in NI 44 102, including sales made directly on the NYSE or other trading markets for the Common Shares in the United States. No Offered Shares will be offered or sold in Canada on the TSX or on any other trading market in Canada. The sales, if any, of Offered Shares made under the Equity Distribution Agreement will be made by means of ordinary brokers’ transactions on the NYSE at market prices, or as otherwise agreed upon by the Company and the Agents. As a result, price may vary as between purchasers and during the period of distribution. The Agents will not engage in any transactions that stabilize the price of the Common Shares.

Under the terms of the Equity Distribution Agreement, the Company also may sell Common Shares to the Agents as principals for their own accounts at a price agreed upon at the time of sale. If the Company sells Common Shares to the Agents as principals, the Company will enter into a separate terms agreement with the Agents and the Company will describe this terms agreement in a separate prospectus supplement or pricing supplement.

The Company will designate the maximum amount of Offered Shares to be sold through an Agent on a daily basis or otherwise as the Company and such Agent agree and the minimum price per Offered Share at which such Offered Shares may be sold. Subject to the terms and conditions of the Equity Distribution Agreement, the applicable Agent will use its reasonable efforts to sell on the Company’s behalf all of the designated Offered Shares. The Company may instruct the applicable Agent not to sell any Offered Shares if the sales cannot be effected at or above the price designated by the Company in any such instruction. The Company or the applicable Agent may suspend the offering of the Offered Shares at any time and from time to time by notifying the other party.

Each of the Company and the Agents has the right, by giving written notice as specified in the Equity Distribution Agreement, to terminate the Equity Distribution Agreement in its sole discretion at any time.

The applicable Agent will provide to the Company written confirmation following the close of trading on the NYSE each day in which Offered Shares are sold under the Equity Distribution Agreement. Each confirmation will include the number of Offered Shares sold on that day, the gross sales proceeds and the net proceeds to the Company (after transaction fees, if any, but before other expenses). The Company will report at least quarterly the number of Offered Shares sold through the Agents under the Equity Distribution Agreement, the net proceeds to the Company (before expenses) and the commissions of the Agents in connection with the sales of the Offered Shares.

The Company will pay each Agent a commission of up to 2.0% of the gross sales price per Offered Share sold through such Agent as the Company’s agent under the Equity Distribution Agreement. The Company has agreed to reimburse the Agents for certain of their expenses.

Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, on the second business day following the date on which any sales were made in return for payment of the net proceeds to the Company. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares will be settled through the facilities of The Depository Trust Company or by such other means as the Company and the applicable Agent may agree upon.

The Agents are not registered as a dealer in any Canadian jurisdiction and, accordingly, are not permitted and will not, directly or indirectly, advertise or solicit offers to purchase any of the Offered Shares in Canada.

If the Company or any Agent has reason to believe that the Offered Shares are no longer “actively-traded securities” as defined under Rule 101(c)(l) of Regulation M under the Exchange Act, such party will promptly notify the others and sales of Offered Shares pursuant to the Equity Distribution Agreement or any terms agreement will be suspended until in the Company and Agents’ collective judgment Rule 101(c)(1) or another exemptive provision has been satisfied.

The offering of Offered Shares pursuant to the Equity Distribution Agreement will terminate upon the earlier of (i) the sale of all Offered Shares subject to the Equity Distribution Agreement; (ii) the termination of the Equity Distribution Agreement by the Company or by the Agents; or (iii) June 18, 2023.

In connection with the sale of the Offered Shares on the Company’s behalf, each Agent will be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation paid to the Agents may be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act. The Agents will not engage in any transactions that stabilize the price of the Common Shares. No underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over allot, Common Shares in connection with the distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

The TSX has conditionally approved the listing of the Offered Shares offered hereunder, subject to the Company fulfilling all of the listing requirements of the TSX. In addition, the NYSE has approved the listing of the Offered Shares offered hereunder.

Selling Restrictions Outside of the United States

No action has been taken by the Company that would permit a public offering of the Offered Shares in any jurisdiction outside the United States where action for that purpose is required. The Offered Shares may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any such Offered Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares in any jurisdiction in which such an offer or a solicitation is unlawful.

Relationship between the Company and the Agents (Conflicts of Interest)

The Agents and their affiliates have performed investment banking, lending, commercial banking and advisory services for the Company from time to time for which they have received customary fees and expenses. From time to time, the Agents and/or their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with the Company for which they would expect to receive customary fees and commissions.

In connection with the Offering, the Company may be considered to be a “connected issuer” (as defined in NI 33-105) to BMO under applicable Canadian securities legislation.

Bank of Montreal (which is a “related issuer” as defined in NI 33-105 of the Agent) (the “Lender Affiliate”) is a member of a syndicate of lenders which extended to the Company a revolving term credit facility in the principal amount of US$75,000,000 (the “Revolving Facility”) pursuant to a credit agreement dated as of May 10, 2018. On April 1, 2021, the Company renewed the Revolving Facility by extending the maturity date from May 10, 2021 to November 30, 2022 and reducing the credit limit from $75.0 million to $50.0 million. As of the date of this Prospectus Supplement an aggregate of approximately US$10 million is drawn under the Revolving Facility. The Company is in compliance with the Revolving Facility and there have been no waivers granted since execution. The financial position of the Company has not materially changed since the indebtedness was incurred. The obligations under the Revolving Facility are secured. The Company reserves the right to use certain proceeds of the Offering to reduce the indebtedness under the Revolving Facility.

The decision to distribute the Offered Shares, including the determination of the terms of the Offering, was made through arm’s length negotiations between the Company and the Agents. The Lender Affiliate did not have any involvement in such decision or determination. As a consequence of the Offering, BMO will receive its commission and, to the extent any of the proceeds of the Offering are applied to reduce the indebtedness under the Revolving Facility, the Lender Affiliate will receive its proportionate share of the repaid indebtedness.

As a result, BMO or the Lender Affiliate may receive more than 5% of the net proceeds from the sale of the Offered Shares in the form of the repayment of such indebtedness. Accordingly, the Offering is being made pursuant to Rule 5121 of the Financial Industry Regulatory Authority, Inc. Pursuant to this rule, the appointment of a qualified independent underwriter is not necessary in connection with the Offering, because the conditions of Rule 5121(a)(1)(B) are satisfied. BMO and the Lender Affiliate may also make investment recommendations and/or publish or express independent research views in respect of the Company’s securities or financial instruments related to the Company’s securities and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The Company is authorized to issue an unlimited amount of Common Shares, without par value, of which 251,832,743 are issued and outstanding as of May 26, 2021. There are also options outstanding to purchase up to 6,404,321 Common Shares at prices ranging from C$6.28 to C$40.90, 461,936 restricted share units (the “RSUs”), 284,635 performance share units (“PSUs”) and 28,869 deferred share units (“DSUs”) outstanding as of May 26, 2021 as well as 5,000,000 common share purchase warrants each exercisable into one Common Share for a period of three years at an exercise price of $20.00. Holders of Common Shares are entitled to one vote per Common Share at all meetings of the Company’s shareholders, to receive dividends as and when declared by the directors of the Company and to receive a pro rata share of the assets of the Company available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of the Company. There are no pre-emptive, conversion or redemption rights attached to the Common Shares.

PRIOR SALES

Common Shares

The following table sets out details of Common Shares issued by the Company during the 12 months prior to the date of this Prospectus Supplement.

Date of Issuance	Price Per Common Share (C$)	Number of Common Shares
May 13, 2020	4.80	70,416	(1)
May 19, 2020	8.18	31,295	(1)
May 28, 2020	9.01	28,972	(1)
June 17, 2020	10.84	24,535	(1)
July 2, 2020	12.69	805,698	(2)
July 2, 2020	9.01	5,000	(1)
July 2, 2020	8.31	2,500	(1)
July 9, 2020	8.18	50,000	(1)
July 9, 2020	9.01	24,000	(1)
July 15, 2020	8.31	2,500	(1)
July 15, 2020	4.80	2,000	(1)
July 15, 2020	7.26	11,250	(1)
July 15, 2020	9.01	10,000	(1)
July 15, 2020	8.31	12,500	(1)
July 15, 2020	8.10	12,500	(1)

Date of Issuance	Price Per Common Share (C$)	Number of Common Shares
July 15, 2020	9.01	15,000	(1)
July 15, 2020	8.10	7,500	(1)
July 16, 2020	8.75	10,000	(1)
July 17, 2020	4.80	10,000	(1)
July 17, 2020	8.21	25,000	(1)
July 17, 2020	7.40	2,500	(1)
July 17, 2020	5.61	5,000	(1)
July 17, 2020	4.80	10,000	(1)
July 20, 2020	7.26	7,500	(1)
July 20, 2020	8.18	1,875	(1)
July 20, 2020	15.32	5,000	(3)
July 21, 2020	4.80	25,000	(1)
July 21, 2020	9.01	25,000	(1)
July 21, 2020	8.65	50,000	(1)
July 21, 2020	8.18	15,000	(1)
July 21, 2020	5.98	15,000	(1)
July 21, 2020	7.90	12,500	(1)
July 21, 2020	4.80	12,500	(1)
July 21, 2020	4.80	5,000	(1)
July 21, 2020	8.31	2,500	(1)
July 21, 2020	8.31	12,500	(1)
July 21, 2020	8.18	3,750	(1)
July 21, 2020	4.80	15,000	(1)
July 21, 2020	8.31	2,500	(1)
July 21, 2020	7.15	2,500	(1)
July 21, 2020	10.17	5,000	(1)
July 21, 2020	8.10	11,250	(1)
July 21, 2020	9.01	7,500	(1)
July 21, 2020	8.31	7,500	(1)
July 21, 2020	9.01	1,000	(1)
July 21, 2020	11.71	49,000	(1)
July 21, 2020	8.18	2,500	(1)
July 21, 2020	4.80	26,000	(1)
July 21, 2020	8.10	20,000	(1)
July 21, 2020	8.10	7,500	(1)
July 21, 2020	9.01	5,000	(1)
July 21, 2020	8.31	5,000	(1)
July 21, 2020	8.18	2,500	(1)
July 21, 2020	9.01	5,000	(1)
July 21, 2020	8.18	15,000	(1)
July 21, 2020	9.01	5,000	(1)
July 21, 2020	4.80	7,500	(1)
July 21, 2020	8.18	15,000	(1)
July 21, 2020	9.01	15,000	(1)
July 21, 2020	5.61	7,500	(1)
July 21, 2020	9.01	10,000	(1)
July 21, 2020	15.80	5,000	(3)
July 22, 2020	9.01	5,000	(1)
July 22, 2020	7.91	12,500	(1)
July 22, 2020	4.80	2,000	(1)
July 22, 2020	4.80	30,000	(1)
July 22, 2020	9.25	22,500	(1)
July 22, 2020	8.18	7,500	(1)
July 23, 2020	4.80	29,000	(1)
July 23, 2020	8.10	5,000	(1)

Date of Issuance	Price Per Common Share (C$)	Number of Common Shares
July 23, 2020	4.80	1,000	(1)
July 23, 2020	8.31	7,500	(1)
July 23, 2020	9.01	7,500	(1)
July 23, 2020	8.18	7,500	(1)
July 24, 2020	10.84	30,000	(1)
July 24, 2020	9.01	10,000	(1)
July 24, 2020	8.31	7,500	(1)
July 27, 2020	7.13	1,500	(1)
July 27, 2020	9.01	7,500	(1)
July 27, 2020	4.80	5,000	(1)
July 27, 1930	9.01	30,000	(1)
July 27, 2020	8.18	25,000	(1)
July 27, 2020	11.71	25,000	(1)
July 27, 2020	8.18	2,500	(1)
July 27, 2020	9.01	8,972	(1)
July 27, 2020	8.18	12,901	(1)
July 27, 2020	10.32	2,500	(1)
July 27, 2020	8.18	1,250	(1)
July 27, 2020	4.80	500	(1)
July 27, 2020	4.80	500	(1)
July 28, 2020	8.31	5,000	(1)
July 28, 2020	7.22	2,500	(1)
July 28, 2020	4.80	1,000	(1)
July 28, 2020	9.01	5,000	(1)
July 29, 2020	4.80	10,000	(1)
July 29, 2020	4.80	10,000	(1)
July 29, 2020	10.84	10,000	(1)
July 29, 2020	4.80	2,000	(1)
July 30, 2020	9.01	5,000	(1)
August 5, 2020	4.80	4,000	(1)
August 6, 2020	10.17	30,000	(1)
August 6, 2020	4.80	2,000	(1)
August 6, 2020	8.48	3,750	(1)
August 10, 2020	4.80	10,000	(1)
August 10, 2020	4.80	15,000	(1)
August 10, 2020	5.99	6,922	(1)
August 11, 2020	4.80	20,000	(1)
August 11, 2020	10.84	35,000	(1)
August 14, 2020	4.80	2,500	(1)
August 17, 2020	10.34	12,500	(1)
August 28, 2020	11.71	25,000	(1)
September 9, 2020	8.31	5,000	(1)
September 14, 2020	6.38	15,000	(1)
September 14, 2020	8.22	5,000	(1)
September 15, 2020	8.18	3,750	(1)
September 16, 2020	7.26	11,250	(1)
September 17, 2020	15.60	5,000,000	(4)
October 7, 2020	10.34	3,500	(1)
October 21, 2020	4.69	100,000	(1)
November 5, 2020	4.80	5,000	(1)
November 6, 2020	4.80	4,250	(1)
November 6, 2020	8.18	3,750	(1)
November 6, 2020	9.01	2,000	(1)
November 6, 2020	5.61	5,000	(1)

Date of Issuance	Price Per Common Share (C$)	Number of Common Shares
November 6, 2020	8.10	7,500	(1)
November 6, 2020	4.80	10,000	(1)
November 6, 2020	10.34	4,000	(1)
November 9, 2020	4.80	25,0000	(1)
November 10, 2020	8.81	5,000	(1)
November 10, 2020	9.01	2,500	(1)
November 27, 2020	8.10	5,000	(1)
December 2, 2020	13.57	66,977	(5)
December 3, 2020	8.31	10,000	(1)
December 3, 2020	9.01	10,000	(1)
December 3, 2020	8.21	25,000	(1)
December 7, 2020	10.84	10,000	(1)
December 11, 2020	10.84	10,000	(1)
December 11, 2020	9.01	13,000	(1)
December 15, 2020	4.80	5,000	(1)
December 15, 2020	9.01	28,972	(1)
December 16, 2020	4.80	6,250	(1)
December 16, 2020	4.80	5,000	(1)
December 16, 2020	5.61	5,000	(1)
December 17, 2020	4.80	30,000	(1)
December 17, 2020	4.80	15,000	(1)
December 17, 2020	9.01	20,000	(1)
December 17, 2020	7.90	12,500	(1)
December 17, 2020	9.01	10,000	(1)
December 17, 2020	8.31	2,500	(1)
December 17, 2020	4.80	6,250	(1)
December 17, 2020	9.01	2,500	(1)
December 21, 2020	7.26	7,500	(1)
December 21, 2020	8.18	1,875	(1)
December 22, 2020	4.80	15,000	(1)
December 22, 2020	7.40	2,500	(1)
December 22, 2020	8.18	1,250	(1)
December 22, 2020	4.80	10,000	(1)
December 22, 2020	8.31	10,000	(1)
December 22, 2020	9.01	5,000	(1)
December 22, 2020	8.31	5,000	(1)
December 22, 2020	8.31	5,000	(1)
December 22, 2020	10.84	25,000	(1)
December 30, 2020	8.31	5,000	(1)
December 30, 2020	9.01	12,500	(1)
December 30, 2020	8.10	3,750	(1)
December 30, 2020	10.17	10,000	(1)
December 31, 2020	12.97	10,000	(1)
January 4, 2021	4.80	250	(1)
January 4, 2021	10.84	10,000	(1)
January 4, 2021	18.19	1,674	(3)
January 5, 2021	8.31	10,000	(1)
January 5, 2021	10.84	50,000	(1)
January 5, 2021	10.34	12,500	(1)
January 5, 2021	12.97	10,000	(1)
January 5, 2021	13.85	7,500	(1)
January 5, 2021	12.61	3,750	(1)
January 5, 2021	8.31	6,250	(1)
January 5, 2021	8.18	625	(1)

Date of Issuance	Price Per Common Share (C$)	Number of Common Shares
January 6, 2021	8.31	6,250	(1)
January 6, 2021	10.84	24,535	(1)
January 6, 2021	9.01	28,972	(1)
January 6, 2021	8.18	20,000	(1)
January 6, 2021	10.84	2,500	(1)
January 6, 2021	18.07	1,908	(3)
January 6, 2021	18.07	2,159	(3)
January 7, 2021	8.31	2,500	(1)
January 7, 2021	8.18	3,750	(1)
January 8, 2021	8.31	7,500	(1)
January 8, 2021	8.31	2,500	(1)
January 20, 2021	6.38	7,500	(1)
January 20, 2021	8.22	7,500	(1)
January 20, 2021	16.62	287,300	(2)
January 25, 2021	9.01	10,000	(1)
January 26, 2021	8.31	5,000	(1)
January 26, 2021	8.31	2,500	(1)
January 27, 2021	8.31	2,500	(1)
January 27, 2021	7.22	2,500	(1)
January 28, 2021	9.01	10,000	(1)
January 28, 2021	8.18	10,000	(1)
January 29, 2021	8.10	6,000	(1)
January 29, 2021	9.01	10,000	(1)
January 29, 2021	8.31	3,750	(1)
January 29, 2021	7.13	2,500	(1)
January 29, 2021	8.31	2,500	(1)
January 29, 2021	8.31	5,000	(1)
February 1, 2021	8.31	2,500	(1)
February 1, 2021	8.31	5,000	(1)
February 1, 2021	21.80	7,500	(1)
February 1, 2021	9.01	10,000	(1)
February 1, 2021	8.22	6,250	(1)
February 1, 2021	10.84	10,000	(1)
February 1, 2021	8.31	3,750	(1)
February 1, 2021	10.34	7,500	(1)
February 1, 2021	8.31	18,750	(1)
February 1, 2021	9.01	6,250	(1)
February 2, 2021	10.84	5,000	(1)
February 2, 2021	8.31	3,750	(1)
February 2, 2021	15.93	17,232	(1)
February 2, 2021	8.31	2,500	(1)
February 19, 2021	12.61	3,750	(1)
February 22, 2021	8.31	2,500	(1)
February 25, 2021	8.31	1,500	(1)
February 25, 2021	9.01	5,000	(1)
February 26, 2021	22.55	7,715	(1)
March 17, 2021	10.84	10,000	(1)
March 17, 2021	9.01	15,000	(1)
March 17, 2021	8.18	11,250	(1)
March 18, 2021	11.59	5,000	(1)
March 19, 2021	10.84	17,500	(1)
March 19, 2021	21.05	1,590	(3)
March 19, 2021	10.84	25,000	(1)
March 22, 2021	7.22	2,500	(1)

Date of Issuance	Price Per Common Share (C$)	Number of Common Shares
March 22, 2021	10.84	24,535	(1)
March 23, 2021	9.01	10,000	(1)
March 26, 2021	21.30	970	(3)
April 1, 2021	10.17	10,000	(1)
April 1, 2021	9.03	625	(1)
April 6, 2021	21.00	941	(3)
April 7, 2021	9.01	15,000	(1)
April 7, 2021	8.18	11,250	(1)
April 7, 2021	14.50	3,750	(1)
April 7, 2021	15.93	1,250	(1)
April 7, 2021	8.18	1,250	(1)
April 7, 2021	10.84	5,000	(1)
April 8, 2021	22.00	2,333	(3)
April 8, 2021	15.93	1,875	(1)
April 8, 2021	9.03	1,875	(1)
April 8, 2021	8.18	16,250	(1)
April 8, 2021	15.56	25,000	(1)
April 9, 2021	9.03	6,250	(1)
April 9, 2021	15.93	6,250	(1)
April 9, 2021	9.03	1,250	(1)
April 9, 2021	15.93	1,875	(1)
April 9, 2021	12.07	10,000	(1)
April 9, 2021	10.84	17,500	(1)
April 12, 2021	9.01	2,500	(1)
April 12, 2021	8.18	2,500	(1)
April 16, 2021	11.59	100,000	(1)
April 16, 2021	10.84	15,000	(1)
April 19, 2021	9.86	1,250	(1)
April 20, 2021	8.18	7,500	(1)
April 20, 2021	9.01	7,500	(1)
April 21, 2021	20.14	659	(3)
April 30, 2021	17.59	26,719,727	(6)
April 30, 2021	17.59	1,705,514	(7)
May 5, 2021	18.64	343	(3)
May 18, 2021	8.10	5,000	(1)
May 18, 2021	15.56	25,000	(1)
May 19, 2021	9.03	6,250	(1)
May 19, 2021	13.02	7,500	(1)
May 20, 2021	15.56	25,000	(1)
May 20, 2021	17.55	25,000	(1)
May 20, 2021	11.59	20,000	(1)
May 20, 2021	10.84	20,000	(1)
May 25, 2021	10.84	150,000	(1)
May 26, 2021	10.84	2,500	(1)
May 26, 2021	11.59	20,000	(1)
May 26, 2021	10.84	20,000	(1)

Notes:

(1)	Issued in connection with the exercise of options.
(2)	Issued pursuant to the silver purchase agreement dated June 11, 2020 between the Company and Gold Canyon Resources Inc.
(3)	Issued pursuant to settlement of RSUs.
(4)	Issued pursuant to a prospectus supplement dated September 14, 2020 to 2176423 Ontario Ltd., a company controlled by Eric Sprott.
(5)	Issued in connection with the acquisition of mineral claims.
(6)	Issued pursuant to the Jerritt Canyon Acquisition.
(7)	Issued in connection with the Concurrent Private Placement.

In addition, pursuant to the prior equity distribution agreement dated August 7, 2019 entered into by the Company and BMO, the Company issued an aggregate of 4,437,957 Common Shares during the period commencing August 7, 2019 and ending February 24, 2020, at prices ranging from $10.00 to $12.21 per Common Share, for gross aggregate proceeds of $48.4 million.

In addition, pursuant to the prior equity distribution agreement dated June 9, 2020 entered into by the Company and the Agents, the Company issued an aggregate of 4,350,000 Common Shares during the period commencing June 9, 2020 and ending September 2, 2020 at prices ranging from $10.48 to $14.10 per Common Share, for gross aggregate proceeds of $55.5 million.

Options

The following table summarizes details of the stock options issued by the Company during the 12-month period prior to the date of this Prospectus Supplement:

Date of Grant	Number of Options Granted	Exercise Price (C$)	Expiry Date
June 2, 2020	22,500	14.56	June 2, 2030
June 9, 2020	21,496	13.25	June 9, 2025
October 6, 2020	2,500	13.17	October 6, 2030
October 16, 2020	893,500	14.13	October 16, 2030
November 18, 2020	32,500	13.92	November 18, 2030
November 30, 2020	25,000	13.35	November 30, 2030
January 4, 2021	393,500	17.08	January 4, 2031
January 19, 2021	16,500	15.34	January 19, 2031
February 9, 2021	12,500	21.90	February 5,2031
April 4, 2021	50,000	20.60	April 4, 2031
April 5, 2021	100,000	20.60	April 5, 2031

Warrants

The following table summarizes details of the common share purchase warrants issued by the Company during the 12-month period prior to the date of this Prospectus Supplement:

Date of Issue	Number of Warrants Issued	Exercise Price (C$)	Expiry Date
April 30, 2021(1)	5,000,000	20.00	April 30, 2024

Notes:

(1)	Issued as partial consideration for the Jerritt Canyon Acquisition.

Restricted Share Units

The following table summarizes details of the RSUs issued by the Company during the 12-month period prior to the date of this Prospectus Supplement:

Date of Grant	Number of RSUs Granted	Expiry Date
June 9, 2020	3,773	December 31, 2023
January 4, 2021	2,927	December 31, 2021
January 4, 2021	284,531	December 31, 2024
February 17, 2021	2,250	December 31, 2024
March 31, 2021	1,989	December 31, 2024

Deferred Share Units

The following table summarizes details of the DSUs issued by the Company during the 12-month period prior to the date of this Prospectus Supplement:

Date of Grant	Number of DSUs Granted
January 4, 2021	21,662
February 17, 2021	3,825
March 31, 2021	3,382

Performance Share Units

The following table summarizes details of the PSUs issued by the Company during the 12-month period prior to the date of this Prospectus Supplement:

Date of Grant	Number of PSUs Granted	Expiry Date
January 4, 2021	175,600	December 31, 2024

TRADING PRICE AND VOLUME

The Common Shares trade on the TSX under the symbol “FR”. On May 27, 2021, being the last trading day on the TSX prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX was C$21.24. The price range and trading volume of the Common Shares for each month from May 2020 to May 2021, as reported by the TSX, are set out below:

Month	High (C$)	Low (C$)	Total Volume
May 1 – 27, 2021	22.02	18.2	15,508,958
April 2021	22.18	18.4	16,446,206
March 2021	23.58	18.27	21,328,042
February 2021	30.75	19.24	34,047,592
January 2021	24.43	15.05	39,811,588
December 2020	17.47	13.35	22,003,967
November 2020	15.9	12.56	24,075,430
October 2020	14.78	12.52	23,240,001
September 2020	16.69	12.48	28,822,717
August 2020	19.32	14.41	25,084,099
July 2020	19.41	12.7	40,594,509
June 2020	14.72	11.39	23,442,527
May 2020	13.92	10.16	22,187,579

The Common Shares are listed on the NYSE in the United States under the symbol “AG”. On May 27, 2021, being the last trading day on the NYSE prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the NYSE was US$17.63. The price range and trading volume of the Common Shares for each month from May 2020 to May 2021, as reported by the NYSE, are set out below:

Month	High (US$)	Low (US$)	Total Volume
May 1 – 27, 2021	18.7	14.83	18,132,098
April 2021	17.655	14.99	13,959,258
March 2021	18.65	14.46	22,348,024
February 2021	24	15.01	34,890,272
January 2021	19.29	11.81	41,210,121
December 2020	13.725	10.46	23,664,278
November 2020	12.2	9.62	24,050,165

October 2020	11.26	9.41	20,051,909
September 2020	12.8	9.33	29,629,920
August 2020	14.57	10.92	25,149,096
July 2020	14.5	9.38	31,878,573
June 2020	10.86	8.38	20,503,930
May 2020	10.07	7.2	18,169,720

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Offered Shares acquired pursuant to the Offering.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Offered Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Offered Shares.

No ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Offered Shares acquired pursuant to the Offering that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to special tax accounting rules; or (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Offered Shares in connection with carrying on a business in Canada; (d) persons whose Offered Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal income, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Offered Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such partner (or owner). Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Offered Shares.

Ownership and Disposition of Offered Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules”.

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares (see “Sale or Other Taxable Disposition of Offered Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Offered Shares will constitute dividend income. Dividends received on Offered Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares

A U.S. Holder will generally recognize gain or loss on the sale or other taxable disposition of Offered Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Offered Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Offered Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” (“PFIC”) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Offered Shares. The Company believes that it was not a PFIC for the prior tax year, and based on current business plans and financial expectations, the Company expects that it will not be a PFIC for the current tax year and expects that it will not be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. In addition, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold Offered Shares.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC if, after the application of certain “look-through” rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

If the Company were a PFIC in any tax year during which a U.S. Holder held Offered Shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the Offered Shares and with respect to gain from the disposition of Offered Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Offered Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Offered Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Offered Shares ratably over its holding period for the Offered Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements or make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether the U.S. Holder makes a QEF Election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to these special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Offered Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Offered Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Offered Shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules generally will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OFFERED SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

INTEREST OF EXPERTS

Information regarding certain experts is contained in the Prospectus under “Interests of Experts” and remains current to the date hereof.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Company by Bennett Jones LLP, Vancouver, B.C., as to Canadian legal matters, and Dorsey & Whitney LLP, Vancouver, B.C. and Seattle, WA, as to United States legal matters. As of the date hereof, the partners and associates of Bennett Jones LLP own, directly or indirectly, less than 1% of the Common Shares and the partners and associates of Dorsey & Whitney LLP own, directly or indirectly, less than 1% of the Common Shares. In addition, certain legal matters in connection with the Offering will be passed upon for the Agents by Blake, Cassels & Graydon LLP, Vancouver, B.C., as to Canadian legal matters, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, NY, as to United States legal matters.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

The Company is governed by the laws of British Columbia and its principal place of business is outside the United States. The majority of the directors and officers of the Company and the experts named under “Interests of Experts” in the Prospectus are resident outside of the United States and a substantial portion of the Company’s assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Company, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Company or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.

The Company filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Puglisi & Associates, with an address at 850 Library Avenue, Suite 204, Newark, Delaware 19711, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of the Offered Shares under the Registration Statement.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is Deloitte LLP, Chartered Professional Accountants, of 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1P4. The financial statements incorporated in this Prospectus by reference and the effectiveness of the Company’s internal control over financial reporting have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. Deloitte LLP is independent with respect to the Company within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia and the applicable rules and regulations of the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

The audited consolidated financial statements of JC Canada as at December 31, 2020 are included in the Business Acquisition Report dated April 30, 2021, which is incorporated by reference herein, have been audited by Ernst & Young LLP, as set forth in their independent auditor’s report thereon dated April 8, 2021, and incorporated herein by reference. Ernst & Young LLP was the auditor of JC Canada for the year ended December 31, 2020, and throughout the period covered by the financial statements of JC Canada on which Ernst & Young LLP reported, Ernst & Young LLP was independent of JC Canada within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia. Computershare, Inc. acts as co-transfer agent for the Common Shares in the United States and has its principal office in Canton, Massachusetts.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company has filed with the SEC a registration statement on Form F-10 relating to certain of its securities, including the Offered Shares. This Prospectus Supplement and the accompanying Prospectus, which constitute a part of the Registration Statement, do not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Company is subject to the information reporting requirements of the Exchange Act and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may generally be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Prospective investors may read and download any public document that the Company has filed with the securities commission or similar regulatory authority in each of the provinces of Canada on SEDAR at www.sedar.com. The reports and other information filed and furnished by the Company with the SEC can be inspected on the SEC’s website at www.sec.gov.

This short form prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada other than Québec (the “Qualifying Provinces”) that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale therein and only by persons permitted to sell such securities. See “Plan of Distribution”.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at its head office at 1800 - 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, telephone (604) 688-3033 and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and Secondary Offering	May 18, 2021

US$300,000,000

Common Shares

Subscription Receipts

Units

Warrants

This short form base shelf prospectus (the “Prospectus”) relates to the offer and sale by First Majestic Silver Corp. (“First Majestic”, the “Company”, “we” or “us”) from time to time of common shares (the “Common Shares”), subscription receipts (the “Subscription Receipts”), warrants to purchase other Securities (as defined herein) (the “Warrants”) and units (the “Units”) comprised of one or more of any of the other securities or any combination of such securities (all of the foregoing, collectively, the “Securities”) or any combination thereof in one or more series or issuances up to an aggregate total offering price of US$300,000,000 (or the equivalent thereof in Canadian dollars or any other currencies)during the 25-month period that this Prospectus, including any amendments thereto, remains effective. The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (each, a “Prospectus Supplement”). In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities. One or more securityholders (each, a “Selling Securityholder”) of the Company may also offer and sell Securities under this Prospectus. See “Selling Securityholders”.

First Majestic is permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is governed by the laws of British Columbia, Canada, that some or all of its officers and directors are residents of a foreign country, that some or all of the experts named in this Prospectus are, and the underwriters, dealers or agents named in any Prospectus Supplement may be, residents of a foreign country, and a substantial portion of the assets of the Company and said persons may be located outside of the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Prospective investors should be aware that the acquisition of the Securities may have tax consequences in Canada and the United States. Such consequences may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the tax discussion contained in the applicable Prospectus Supplement, if any, with respect to a particular offering of Securities.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement, including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares; (ii) in the case of Warrants, the number of Warrants being offered, the offering price, whether the Warrants are being offered for cash, the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and any procedures that will result in the adjustment of those numbers, the exercise price, the dates and periods of exercise and any other terms specific to the Warrants being offered; (iii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities, the designation, number and terms of such other Securities, and any other terms specific to the Subscription Receipts; and (iv) in the case of Units, the number of Units being offered, the offering price and the number and terms of the Securities comprising the Units. See “Plan of Distribution”. A Prospectus Supplement relating to a particular offering of Securities may include terms

- ii -

pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

All applicable shelf information permitted under applicable laws to be omitted from this Prospectus that has been omitted will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery is available. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. Prospective investors should read this Prospectus and any applicable Prospectus Supplement carefully before investing in any Securities issued pursuant to this Prospectus.

The Company and the Selling Securityholder(s) may offer and sell Securities to, or through, underwriters, dealers or agents and may also offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions under applicable securities laws. See “Plan of Distribution”. The Prospectus Supplement relating to each issue of Securities offered pursuant to this Prospectus will set forth the names of any underwriters, dealers or agents involved in the offering and sale of such Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Company or the Selling Securityholder(s), if any, and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 - Shelf Distributions. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified Security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Company. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. However, no underwriter of an “at-the-market distribution”, as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”), and no person or company acting jointly or in concert with such an underwriter, may, in connection with such a distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or Securities of the same class as the Securities distributed under this Prospectus and Prospectus Supplement, including selling an aggregate number or principal amount of Securities that would result in an underwriter creating an over-allocation position in the Securities. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allotment position acquires those Securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allotment position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “FR” and are listed on the New York Stock Exchange (the “NYSE”) under the symbol “AG”. On May 17, 2021 the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was C$20.96 and on the NYSE was US$17.38.

- iii -

Unless otherwise specified in the applicable Prospectus Supplement, Subscription Receipts, Units and Warrants will not be listed on any securities exchange. Consequently, unless otherwise specified in the applicable Prospectus Supplement, there is no market through which Subscription Receipts, Units and Warrants may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus. This may affect the pricing of the Subscription Receipts, Units and Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

This Prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities.

Investing in the Securities involves significant risks. Prospective purchasers of the Securities should carefully consider the risk factors described under the heading “Risk Factors” and elsewhere in this Prospectus, in documents incorporated by reference in this Prospectus and in the applicable Prospectus Supplement with respect to a particular offering of Securities.

All dollar amounts in this Prospectus are in United States dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”.

The Company’s head office is located at 1800 – 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, and its registered office is located at Suite 2500 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

Keith Neumeyer, the President, Chief Executive Officer and a director of the Company, and Thomas Fudge, a director of the Company, reside outside of Canada and have appointed Bennett Jones LLP at Suite 2500 – 666 Burrard Street, Vancouver, British Columbia V6C 2X8 as agent for service of process in Canada. David Rowe, CPG, Joaquin Merino, P. Geo, Ryan Rodney, C.P.G., Gordon L. Fellows, P.E., Andrew P. Hampton, P. Eng, Jeremy Scott Collyard, MMSA QP, each of whom has prepared certain technical reports or information relating to the Company’s mining properties, reside outside of Canada. Prospective investors are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Readers should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. The Company has not authorized anyone to provide readers with different information. The Company is not making an offer to sell or seeking an offer to buy the Securities in any jurisdiction where the offer or sale is not permitted. Readers should not assume that the information contained in this Prospectus and any applicable Prospectus Supplement is accurate as of any date other than the date of such documents, regardless of the time of delivery of this Prospectus and any applicable Prospectus Supplement or of any sale of the Securities. Information contained on the Company’s website should not be deemed to be a part of this Prospectus or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Securities.

Market data and certain industry forecasts used in this Prospectus or any applicable Prospectus Supplement and the documents incorporated by reference herein or therein were obtained from market research, publicly available information and industry publications. The Company believes that these sources are generally reliable, but the accuracy and completeness of the information is not guaranteed. The Company has not independently verified this information and does not make any representation as to the accuracy of this information.

References to “First Majestic”, “the Company”, “we” or “us” include direct and indirect subsidiaries of First Majestic, where applicable.

- iv -

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus and the documents incorporated by reference herein contain “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, “forward-looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”. These statements relate to future events or the Company’s future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management’s experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to statements with respect to:

•	future financings;

•	the redemption and/or conversion of the Company’s securities;

•	the Company’s business strategy;

•	future planning processes;

•	commercial mining operations, anticipated mineral recoveries, projected quantities of future mineral production, interpretation of drill results and other technical data;

•	anticipated development, expansion, exploration activities and production rates and mine plans and mine life;

•	the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects;

•	the timing of completion of exploration and drilling programs and preparation of technical reports;

•	viability of the Company’s projects;

•	the completion of preliminary economic assessments;

•	the restarting of operations at the Company’s non-operating mines;

•	anticipated reclamation and decommissioning activities;

•

the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures, cost savings, allocation of capital, the extension of the New Credit Facility (as defined in the Annual Information Form (as defined herein)), the Company’s share price, payment of dividends and statements with respect to the recovery of value added tax receivables and the tax regime in México;

•	the conduct or outcome of outstanding litigation, regulatory proceedings, negotiations or proceedings under North American Free Trade Agreement or other claims;

•	the Company’s plans with respect to enforcement of certain judgments in favour of the Company and the likelihood of collection under those judgments;

•

the Company’s ability to comply with future legislation or regulations including proposed new Mexican outsourcing legislation or amendment to demonopolization legislation and the Company’s intent to comply with future regulatory and compliance matters;

•	future regulatory trends, future market conditions, future staffing levels and needs and assessment of future opportunities of the Company;

•	future payments of dividends by the Company;

•	assumptions of management;

•	maintaining relations with local communities;

•	maintaining relations with employees;

•	renewing contracts related to material properties;

•	the Share Repurchase Program (as defined in the Annual Information Form (as defined herein));

•	the Company’s intentions in respect of Jerritt Canyon (as defined herein);

•	those factors identified under the caption “General Development of the Business - Risk Factors” in the Annual Information Form;

•

expectations regarding the effect of COVID-19 (as defined in the Annual Information Form) pandemic on the Company’s operations, the global economy and the market for the Company’s products and securities; and

•	other statements identified as such in the documents incorporated by reference herein.

All statements other than statements of historical fact may be forward-looking statements. Statements concerning Proven and Probable Mineral Reserves and Mineral Resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of Measured and Indicated Mineral Resources or Proven and Probable Mineral Reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These forward-looking statements involve risks and uncertainties relating to, among other things, global economic conditions, including the Company’s ability to integrate JC Canada (as defined herein) and Jerritt Canyon into its existing operations, public health threats, changes in commodity prices and, particularly, silver and gold prices, changes in exchange rates, access to skilled mining development and mill production personnel, labour relations, costs of labour, relations with local communities and aboriginal groups, results of exploration and development activities, accuracy of resource estimates, uninsured risks, defects in title, availability and costs of materials and equipment, inability to meet future financing needs on acceptable terms, risk relating to declaration, timing and payment of dividends, availability of strategic alternatives, changes in national or local governments, risks associated with the COVID-19 pandemic, changes in applicable legislation or application thereof, timeliness of government approvals, results of litigation including appeals of judgements, resolutions of claims and arbitration proceedings, negotiations and regulatory proceedings, assessments by government agencies, actual performance of facilities, equipment, processes relative to specifications and expectations and unanticipated environmental impacts on operations, and outcomes of tax assessments in México. This is not an exhaustive list of the risks and other factors that may affect any of the Company’s forward-looking statements. Additional factors that could cause actual results to differ materially include, but are not limited to, the risk factors referred to under “Risk Factors” in this Prospectus, as well as those described in the documents incorporated by reference herein, and in particular under the heading “Risk Factors” in the Annual Information Form.

The Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Prospectus, including the documents incorporated by reference herein should not be unduly relied upon. These statements speak only as of the date of this Prospectus or as of the date specified in the documents incorporated by reference in this Prospectus, as the case may be. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING

PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This Prospectus, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

Accordingly, information contained in this Prospectus and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

See “Glossary of Certain Technical Terms” in the Annual Information Form, which is incorporated by reference herein, for a description of certain of the mining terms used in this Prospectus and the documents incorporated by reference herein.

FINANCIAL INFORMATION

Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus is determined using IFRS, which differs from United States generally accepted accounting principles.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The financial statements of the Company incorporated by reference in this Prospectus are reported in United States dollars. In this Prospectus, all dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and are referred to as”$” or “US$”. Canadian dollars are referred to as “C$”. The high, low and closing exchange rates for Canadian dollars in terms of the United States dollar for each of the indicated periods, as quoted by the Bank of Canada, were as follows:

		Year ended December 31 (C$)
	March 31, 2021	2020	2019	2018
High	1.2668	1.4496	1.3600	1.3310

Low	1.2455	1.2718	1.2988	1.2288

Closing	1.2575	1.2732	1.2988	1.3168

On May 17, 2021, the last business day prior to the date of this Prospectus, the exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = C$1.2081.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in each of the provinces of Canada other than Québec (the “Qualifying Provinces”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at its head office at 1800 - 925 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2, telephone (604) 688-3033, and are also available electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com or through EDGAR at the website of the SEC at www.sec.gov. The filings of the Company through SEDAR and EDGAR are not incorporated by reference in this Prospectus except as specifically set out herein.

As of the date hereof, the following documents, filed by the Company with the securities commissions or similar authorities in each of the Qualifying Provinces, are specifically incorporated by reference into, and form an integral part of, this Prospectus provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus or a Prospectus Supplement or in any other subsequently filed document that is also incorporated by reference in the Prospectus or a Prospectus Supplement, as further described below:

(a)	the annual information form of the Company for the year ended December 31, 2020 dated March 31, 2021 (the “Annual Information Form”);

(b)

the audited consolidated financial statements of the Company for the years ended December 31, 2020 and 2019, (as amended) together with the independent registered public accounting firm’s reports thereon and the notes thereto;

(c)	the management’s discussion and analysis of the Company for the year ended December 31, 2020;

(d)

the unaudited condensed interim consolidated financial statements of the Company for the three months ended March 31, 2021 and March 31, 2020, together with the notes thereto (the “Interim Financial Statements”);

(e)	the management’s discussion and analysis of the Company for the three months ended March 31, 2021 (the “Interim MD&A”);

(f)	the management information circular of the Company dated April 21, 2021 prepared in connection with the annual meeting of shareholders of the Company to be held on May 27, 2021; and

(g)

the material change report dated March 19, 2021 in respect of the Company entering into a definitive share purchase agreement with Sprott Mining Inc., pursuant to which the Company agreed to complete the Jerritt Canyon Acquisition (as defined herein);

(h)	the material change report dated April 30, 2021 in respect of the closing of the Jerritt Canyon Acquisition; and

(i)	the business acquisition report dated April 30, 2021 (the “Business Acquisition Report”) filed in connection with the Jerritt Canyon Acquisition.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 -Short Form Prospectus Distributions filed by the Company with the securities commissions or similar regulatory authorities in the applicable provinces of Canada after the date of this Prospectus and prior to the termination of any offering of securities hereunder shall be deemed to be incorporated by reference in this Prospectus. In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished by the Company to the SEC after the date of this Prospectus, that document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement (as defined below) of which this Prospectus forms a part (in the case of Form 6-K and Form 8-K, if and to the extent set forth therein). The Company may also incorporate other information filed with or furnished to the SEC under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), provided that information included in any report on Form 6-K or Form 8-K shall be so deemed to be incorporated by reference only if and to the extent expressly provided in such Form 6-K or Form 8-K.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus; rather only such statement as modified or superseded shall be considered to constitute part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus to the extent required under applicable securities laws except in cases where an exemption from such delivery has been obtained and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of Securities covered by that Prospectus Supplement.

Upon a new annual information form and related annual audited consolidated financial statements and management’s discussion and analysis being filed by the Company with, and where required, accepted by, the applicable securities regulatory authorities during the term of this Prospectus: (i) the previous annual information form, the previous annual audited consolidated financial statements and related management’s discussion and analysis; (ii) all interim financial statements and related management’s discussion and analysis, all material change reports and all business acquisition reports filed by the Company prior to the commencement of the Company’s financial year in respect of which the new annual information form is filed; and (iii) any business acquisition report for acquisitions completed since the beginning of the financial year in respect of which the new annual information form is filed (unless such report is incorporated by reference into the current annual information form or less than nine months of the acquired business or related businesses operations are incorporated into the Company’s current annual audited consolidated financial statements) shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Company with the applicable securities regulatory authorities during the period that this Prospectus is effective, the previous interim consolidated financial statements and the accompanying management’s discussion and analysis filed shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for the annual meeting of shareholders being filed by the Company with the applicable securities regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, certain marketing materials (as that term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any “template version” of “marketing materials” (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Company after the date of the Prospectus Supplement for the distribution and before termination of the distribution of such Securities, will be deemed to be incorporated by reference into that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

The Company has not provided or otherwise authorized any other person to provide investors with information other than as contained or incorporated by reference in this Prospectus or any Prospectus Supplement. If an investor is provided with different or inconsistent information, he or she should not rely on it.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement (as defined below) of which this Prospectus forms a part: (1) the documents listed under “Documents Incorporated by Reference”; (2) the consent of Deloitte LLP; (3) the consent of Ernst & Young LLP; (4) powers of attorney from certain of the Company’s directors and officers; and (5) the consents of the “qualified persons” referred to in this Prospectus under “Interests of Experts”. A copy of the form of any applicable warrant agreement or subscription receipt agreement will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

AVAILABLE INFORMATION

The Company is subject to the information reporting requirements of the Exchange Act and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may generally be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Prospective investors may read and download any public document that the Company has filed with the securities commission or similar regulatory authority in each of the provinces of Canada on SEDAR at www.sedar.com. The reports and other information filed and furnished by the Company with the SEC can be inspected on the SEC’s website at www.sec.gov. Reports and other information filed by the Company with, or furnished to, the SEC may also be inspected and copied for a fee at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C., 20549.

The Company has filed with the SEC a registration statement on Form F-10 (the “Registration Statement”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), with respect to the Securities. This Prospectus, which forms part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the Registration Statement”. For further information with respect to the Company and the Securities, reference is made to the Registration Statement and the exhibits thereto. Statements contained in or incorporated by reference into this Prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Each time the Company sells Securities under the Registration Statement, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus.

THE COMPANY

First Majestic is in the business of the production, development, exploration and acquisition of mineral properties with a focus on silver and gold production in México. As such, the Company’s business is dependent on foreign operations in México.

The Company currently owns and operates four producing mines:

1.	the San Dimas Silver/Gold Mine in Durango State, Mexico;

2.	the Santa Elena Silver/Gold Mine in Sonora State, Mexico;

3.	the La Encantada Silver Mine in Coahuila State, Mexico; and

4.	the Jerritt Canyon Gold Mine located in Elko County, Nevada (“Jerritt Canyon”).

The	Company also owns several non-material mines which are under care and maintenance:

1.	the San Martín Silver Mine in Jalisco State;

2.	the La Parrilla Silver Mine in Durango State;

3.	the Del Toro Silver Mine in Zacatecas State; and

4.	the La Guitarra Silver Mine in México State.

The Company also owns two advanced-stage silver development projects in México: the La Luz Silver Project in San Luis Potosi State and La Joya Silver Project in Durango State (currently under option), as well as a number of exploration projects in México. The Company does not consider its mines under care and maintenance or its advanced-stage silver development projects to be material properties for the purposes of National Instrument 51-102 – Continuous Disclosure Obligations or NI 43-101. The Mineral Resources and Reserves reported in this Prospectus and the documents incorporated by reference herein represent the most up to date revisions completed for the Company’s operations and properties. Investors are cautioned against relying on such Mineral Resource and Reserve estimates since these estimates are based on certain assumptions regarding future events and performance such as: commodity prices, operating costs, taxes, metallurgical performance and commercial terms. Interpretations and Resource and Reserve estimates are based on limited sampling information that may not be representative of the mineral deposits.

Further information regarding the business of the Company, its operations and its mineral properties can be found in the Annual Information Form and the documents incorporated by reference into this Prospectus. See “Documents Incorporated by Reference”.

Recent Developments

On April 30, 2021, the Company completed the previously announced acquisition of all of the issued and outstanding shares of Jerritt Canyon Canada Ltd. (“JC Canada”) pursuant to a share purchase agreement dated March 11, 2021 between the Company and Sprott Mining Inc. (the “Vendor”), a company controlled by Eric Sprott (the “Jerritt Canyon Acquisition”). The Company acquired all of the issued and outstanding shares of JC Canada in exchange for the issuance of 26,719,727 Common Shares (representing $470 million in consideration at a deemed price per share of $17.59) and 5,000,000 common share purchase warrants, each exercisable for one Common Share at a price of $20 per share for a period of three years, subject to a post-closing cash adjustment in certain circumstances as described below (collectively, the “Purchase Price”). Further, the Company completed a private placement with the Vendor concurrent with closing of the Jerritt Canyon Acquisition, consisting of the issuance of 1,705,514 Common Shares issued to the Vendor at a price of $17.59 per share for aggregate gross proceeds of $30 million (the “Concurrent Placement”).

Upon the closing of the Jerritt Canyon Acquisition, the Company deposited into escrow at closing, the Canadian dollar equivalent of $30 million and the proceeds of the Concurrent Placement (together, the “Escrowed Funds”), for an aggregate of $60 million, representing the estimated tax due by JC Canada as a result of a reorganization that was completed prior to the closing. The parties have agreed that the amount of such tax is approximately $46.277 million, which amount will be paid from the Escrowed Funds and the Purchase Price will be increased by the difference between such amount and $60 million. In addition, the Purchase Price will be adjusted by the amount, if any, by which the closing working capital of JC Canada is greater or less than zero. Any resulting net increase in the Purchase Price shall be paid to the Vendor from the Escrowed Funds and any resulting net decrease in the Purchase Price shall be paid by the Vendor to the Company in cash.

As a result of the Jerritt Canyon Acquisition, the Company now indirectly owns and operates Jerritt Canyon, in Elko County, Nevada. See “The Jerritt Canyon Gold Mine” below for further information regarding Jerritt Canyon.

In April 2021, the Company was advised that proceedings involving the Ejido Guamuchil in the Superior Court of the Durango State, Mexico were resolved in favour of the Company. Certain properties included in the San Dimas Mine and for which the Company holds legal title were subject to legal proceedings commenced by the Ejido Guamuchil asserting title to the property. In 2015, the Company obtained a federal injunction (known as an amparo) against the Ejido Guamuchil. This proceeding (the “Guamuchil Suit”) was then reinstated resulting in the Company’s subsidiaries gaining standing rights as an affected third party permitted to submit evidence of the Company’s legal title. In February 2017, the Company received a favourable decision which was confirmed on appeal. That decision was further appealed by the Ejido Guamuchil and the appeal was dismissed in April 2021 and the Company’s full ownership of the land has been confirmed. Additional details regarding the Guamcuhil Suit can be found in the Annual Information Form incorporated by reference into this Prospectus. See “Documents Incorporated by Reference”.

On April 1, 2021, the Company renewed its senior secured revolving credit facility with the Bank of Nova Scotia and Bank of Montreal by extending the maturity date from May 10, 2021 to November 30, 2022 and reducing the credit limit from $75.0 million to $50.0 million.

THE JERRITT CANYON GOLD MINE

The technical information set out below in respect of Jerritt Canyon is summarized from the technical report titled “Technical Report on the Jerritt Canyon Gold Mine, Elko County, Nevada, USA” with an effective date of December 31, 2020 (the “Jerritt Canyon Technical Report”) and prepared by SLR Consulting (Canada) Ltd. in accordance with NI 43-101. Reference should be made to the full text of the Jerritt Canyon Technical Report which is available for review on SEDAR at www.sedar.com. For certainty, the Jerritt Canyon Technical Report is not incorporated by reference herein.

Property Description and Location

Jerritt Canyon is owned by Jerritt Canyon Gold LLC (“JCG”), an indirect, wholly owned subsidiary of the Company. Jerritt Canyon consists of the permitted and operating Jerritt Canyon processing plant and two producing gold mines – SSX-Steer Complex (“SSX”) and Smith.

Jerritt Canyon is located in Elko County, northeastern Nevada. The mill site, shops, and administration and security buildings are located approximately 45 miles north of the town of Elko. The Jerritt Canyon property forms an irregular area that extends approximately 21 miles north-south and 17 miles east-west at its widest and is approximately 119 square miles. The Jerritt Canyon property is bounded by 116° 10’ west and 115° 78” west longitude and 41° 23’ north and 41° 46’ north latitude. The Jerritt Canyon property boundaries have been surveyed and are located in the field with wooden stakes.

Jerritt Canyon operations are located on a combination of public and private lands, with the deposits and mining related surface facilities being located primarily on mining claims in United States Forest Service land within the Humboldt-Toiyabe National Forest. The process facilities, offices, shops, and tailings dams are located on private land owned by JCG. Additional claims in the southern part of the land package are mostly located on private land with some located on land administered by the United States Bureau of Land Management.

Land tenure on the Jerritt Canyon property includes patented claims, unpatented claims, and fee land. The Jerritt Canyon property covers a large area that extends approximately 21 miles north-south and 17 miles east-west at its widest and is approximately 119 square miles.

Certain of the Jerritt Canyon claims and fee lands are subject to a Net Smelter Return (“NSR”) royalty which varies from 1.5% to 6% depending upon the lease agreements with various property owners. The fee land, which was originally purchased to secure access from State Route 225, is subject to a 33% NSR. There are currently three Nevada lease file agreements that cover land that has mine production. As a result, the lease holders of the producing land are entitled to receive production royalty payments that range from 2.5% to 10%. Other land held by lease holders may be subject to annual or semi-annual land payments that include advance royalties, land use payments, rentals, loss of grazing, and the use of land for a communications tower. The advance royalties are the minimum amounts the lease holders are entitled to annually. On producing land, these advance royalties may be recovered by JCG if certain production royalty thresholds are met or surpassed during the production year. Some of the land payments may be adjusted annually based on consumer/producer price indexes or annual increases. There is also a Per Ton Royalty Interest on the Jerritt Canyon processing facilities and an additional 0.5% net smelter returns royalty on the entire Jerritt Canyon property held by Ely Gold Royalties Inc.

History

The Jerritt Canyon deposit was discovered by Food Machinery Corporation in 1972. In 1976, Meridian Gold LLC and Freeport Minerals Company formed a joint venture to explore and develop the gold deposits in the Jerritt Canyon area and, in 1980, mining commenced with production from the North Generator and Marlboro Canyon open pit mines. The first gold production from Jerritt Canyon occurred in July 1981.

Open pit mining was conducted from early 1981 until late 1999, with the mining carried out in the areas of Marlboro Canyon, Alchem, Lower North Generator Hill, Upper North Generator Hill, West Generator, Burns Basin, Mill Creek, Pattani Springs, California Mountains, Dash, Winters Creek, Steer Canyon, and Saval Canyon. The annual production from these areas ranged from approximately 40,000 ounces to 1.4 million ounces.

Underground operations started in 1997 at SSX, and continued until 2008 with production from the Steer, Murray, MCE, Smith, West Generator, and Saval deposits. In 2009, the Nevada Division of Environmental Protection approved plans for the recommencement of Jerritt Canyon production. Also in 2009, a new mine plan was prepared. Underground mining from the Smith deposit recommenced in late January 2010 and underground mining at SSX recommenced in early October 2010.

From the commencement of mining in 1980 to the end of 2020, approximately 9.7 million ounces of gold (“Moz Au”) were produced from approximately 49 million tons (“Mst”) of ore mined at an average grade of 0.199 ounce per short ton of gold (“oz/st Au”). Open pit mining at Jerritt Canyon produced a total of approximately 5.2 Moz Au from approximately 29.8 Mst of ore at an average grade of 0.175 oz/st Au. The underground mines produced a total of approximately 4.5 Moz Au from approximately 19.2 Mst of ore at an average grade of 0.237 oz/st Au. Since 2010, the majority of production has come from the SSX and Smith deposits.

From June 2015 to December 2020, JCG mined approximately 5.2 Mst at an average grade of 0.155 oz/st Au containing a total of approximately 0.81 Moz Au.

Total mill production for Jerritt Canyon from the start of operations in 1980 to the end of 2020 is approximately 9.1 Moz Au from 57.5 Mst of ore at an average head grade of 0.179 oz/st Au and average recovery of 88.3%. In addition to mine production, the Jerritt Canyon mill processed ore from the Barrick Cortez mine during the period 2000 to 2002 and stockpiles from the Newmont Corporation’s Carlin operations during the period from 2006 to 2010. Details of this throughput are not available and detailed reconciliation of mine and mill production during these periods is not possible. The difference between mine production and mill throughput during JCG ownership through to 2017 is also attributable to the processing of stockpiles present at the time of acquisition.

Geological Setting and Mineralization

The Jerritt Canyon district is located in the Great Basin, north and northeast of the Carlin Trend of gold deposits. Carlin type gold mineralization at Jerritt Canyon is hosted by silty carbonate or carbonaceous siliciclastic rocks originally deposited as shelf sedimentary rocks during the Paleozoic. The Paleozoic host rocks have been imbricated, faulted, and folded through several orogenic events through the Paleozoic and Mesozoic. An early phase of intrusive igneous activity is represented by west-northwest mafic igneous dikes of Paleozoic age. Carlin type gold deposits were emplaced in the Middle to Late Eocene during an initial phase of extensional tectonics at which time high potassium calc-alkaline magmatic rocks were emplaced. Mafic and intermediate igneous dikes were emplaced during this phase of igneous activity and trend north-northeast.

The occurrence and distribution of gold mineralization at Jerritt Canyon is controlled both by lithology and structure. Gold mineralization at Jerritt Canyon is hosted by Hanson Creek Formation units I to III and the lower part of the Roberts Mountains Formation. The Saval discontinuity, being the contact between the Hanson Creek and the Roberts Mountain Formations, is interpreted as a primary control on gold mineralization at Jerritt Canyon. Gold mineralization is hosted by, or spatially associated, with high angle west-northwest- and north-northeast-trending structures. Much of the more continuous gold mineralization occurs within the favourable stratigraphic intervals along the limbs or hinge zones of large anticlinal folds, and at the intersection of the two sets of high angle structures. The mineralized zones form along well defined structural and mineralization trends as stratigraphically controlled tabular pods that are locally stacked upon one another resulting from the presence of more than one favourable stratigraphic unit and/or local thrust and/or high angled fault intersection controls. The deposits are Carlin type, sediment-hosted gold mineralization within carbonaceous sediments. Gold occurs as very fine-grained micron-sized particles as grain boundaries or inclusions in pyrite, and as free grains in carbonaceous-rich and fine-grained, calcareous, clastic sedimentary rocks.

Alteration in the Jerritt Canyon district includes silicification, dolomitization, remobilization, and reconstitution of organic carbon, decalcification, argillization, and pyritization (typically containing elevated arsenic). The rocks also exhibit hypogene and supergene oxidation and bleaching. The most important alteration types relative to gold deposition are silicification, remobilization, and reconstitution of organic carbon, pyritization, and decalcification.

Deposit Types

Jerritt Canyon is a Carlin-type gold deposit, hydrothermal in origin and usually structurally controlled. Current models attribute the genesis of Carlin-type gold deposits to:

•	Epizonal plutons that contributed heat and potentially fluids and metals.

•	Meteoric fluid circulation resulting from crustal extension and widespread magmatism.

•	Metamorphic fluids, possibly with a magmatic contribution, from deep or mid-crustal levels.

•	Upper-crustal orogenic-gold processes within an extensional tectonic regime.

Jerritt Canyon is hosted by silty carbonate or carbonaceous siliciclastic rocks originally deposited as shelf sedimentary rocks during the Paleozoic age. The Paleozoic host rocks have been imbricated, faulted, and folded through several orogenic events in the Paleozoic and Mesozoic. An early phase of intrusive igneous activity is represented by west-northwest mafic igneous dikes of Paleozoic age.

Carlin-type gold deposits were emplaced during the Middle to Late Eocene during an initial phase of extensional tectonics at which time high potassium calc-alkaline magmatic rocks were emplaced. Mafic and intermediate igneous dikes were emplaced during this phase of igneous activity and demarcate north-northeast-oriented structures. The primary controls on the occurrence, distribution, and form of the deposits are:

•	Favourable host rocks (formation units)

•	The reactivation of Paleozoic and Mesozoic structures

•	Eocene syn-mineralization normal faults

In general terms, the intersection of structures with favourable host rocks is the primary control and the form of mineralization ranges from apparently stratabound to fault hosted where the faults can be either highly discordant to bedding or bedding-parallel. Deposits at Jerritt Canyon are mostly stratabound or fault hosted. Gold occurs as very fine, micron sized, particles in pyrite and arsenian pyrite. Other sulfides are orpiment, realgar, and stibnite. Alteration includes carbonatization, decalcification, and silicification (jasperoid).

Exploration

Exploration completed by JCG has included desktop compilation and interpretation of historical datasets, target identification, and reverse circulation (“RC”) and core drilling. Drilling completed at Jerritt Canyon by JCG includes two phases of surface drilling and on-going underground drilling. In the fall of 2015, JCG initiated a comprehensive compilation of all historical geophysical data for Jerritt Canyon as well as a compilation of past surface geochemistry including soil, stream sediment, and bedrock sampling, completed to 2015. Interpretation of these compilations incorporated geology, gold distribution, and past surface exploration drilling and resulted in the identification of exploration targets and development of a surface RC exploration program, which was executed in the fall of 2016.

In early 2017, JCG commissioned further detailed evaluation of the historical gravity data, inversion and examination of DIGHEM EM and magnetic data, inversion and examination of the ground magnetic data, and examination of the Titan survey results.

In the spring of 2017, JCG commissioned Goldspot Discoveries Inc. (“Goldspot”) to complete a machine learning (AI) compilation, interpretation, and targeting study. The 2017 study incorporated several datasets from Jerritt Canyon including drilling (lithology and assay), surface geology, topography, soil geochemistry, gravity, DIGHEM EM, magnetic, and radiometric data. Goldspot incorporated hyperspectral data into the compilation and interpretation. Based on the 2017 study, Goldspot generated target areas, planned drill holes, and completed a 3D geological model incorporating structural and lithological information in Leapfrog software.

Drilling

Starting January 1, 2015 through December 31, 2020, JCG has drilled a total of 18,533 holes between RC and core from underground drilling sites, comprising of 2,800,695 ft of drilling.

Mineral Resources Estimate

Since the completion of the “RPA, 2018, Technical Report on the Jerritt Canyon Mine, Elko County, Nevada, USA (September 28, 2018)”, JCG has conducted in-fill drilling programs from the surface and underground. These drilling programs have resulted in a total of 13,345 additional drill holes for a total length of approximately 2,930,162 ft. This new drill hole information has resulted in the creation of additional mineralized wireframe models for the Jerritt Canyon underground mines.

Wireframe and block modelling for the Jerritt Canyon deposits were completed by JCG geologists and provided to the Technical Report Authors (as defined herein) for review. A total of five deposits are the focus of this Mineral Resource estimate: Saval 4, Smith, SSX, USB, and WGen. Two deposits, Smith and SSX, consist of multiple domains. A total of 17 mineralized wireframe models were built for SSX Zone 1, SSX Zone 2-3, SSX Zone 4, SSX Zone 5, SSX Zone 6, SSX Zone 7, SSX Zone 9, Smith Zone 1, Smith Zone 2-3, Smith Zone 4, Smith Zone 5, Smith Zone 7, Smith Zone 8, Smith Zone 9, Saval 4, USB, and WGen. All wireframes are based on approximately a 0.10 oz/st Au threshold.

Visual examination of the assay tables related to the drill hole data revealed the presence of a large number of unsampled intervals within and abutting the boundaries of the interpreted mineralization wireframes. A value of 0.001 oz/st Au was entered for all such intervals with null values prior to the creation of composited assays. The resulting sample information for the drill holes was composited into nominal equal lengths of five feet within the mineralized boundaries using the run-length compositing algorithm in the Leapfrog Edge modelling software package.

JCG capped a number of high-grade assays contained within the mineralized wireframe models. The composites for diamond drill holes and RC drill holes were capped to 1.8 oz/st Au during compositing. In total, 656 samples were capped at 1.8 oz/st Au, all of which are contained within the Smith and SSX deposits.

A total of 225,511 composited samples were used for grade interpolation between the five different Jerritt Canyon deposits. Composites with lengths below three feet were ignored, which constituted approximately 10% of total composites.

A total of 11 different block models were created from the 17 wireframe models. Parent block sizes for all models are 10 ft x 10 ft x 10 ft with sub-block sizes at 2.5 ft x 2.5 ft x 2.5 ft. One interpolation pass was carried out to estimate the grades into the separate block models. Gold grades were estimated into the blocks using Ordinary Kriging (OK) interpolation algorithm with Leapfrog Edge. Nearest Neighbor (“NN”) and Inverse Distance Cubed (“ID3”) estimations were used for model validation.

A 100 ft dilution zone was created around the mineralized wireframe models for all the block models. A single pass estimation strategy using ID3 was applied when estimating the grades for the dilution domain in the individual block models.

Block model validation exercises included a comparison of the average grade of the composite samples to the block average grades, visual comparisons of the estimated block grades to the composited gold grades, swath plots, and reconciliation to production statistics.

Cut-off grades were developed for reporting of underground Mineral Resources using a gold price of US$1,700/oz Au. The resource cut-off grade was determined to be 0.11 oz/st Au. The current operating cut-off grade is approximately 0.12 oz/st Au.

A summary of the Jerritt Canyon Mineral Resources by deposit is presented in Table 1 with an effective date of December 31, 2020. A cut-off grade of 0.11 oz/st Au was applied to the underground Mineral Resources. The Mineral Resources have been depleted for production to December 31, 2020 and are exclusive of Mineral Reserves.

Summaries of the Mineral Resources in Imperial and Metric units are provided in Table 1 and Table 2, respectively.

JCG provided underground excavation wireframes as of December 31, 2020. The cut-off date of the data informing the Mineral Resource estimate is April 29, 2020 for all the deposits.

Table 1: Summary of Mineral Resources (effective date December 31, 2020, Imperial Units)

Category	Tonnage (000 tons)	Grade (oz/st Au)	Contained Metal (000 oz Au)
Measured	4,811	0.159	767
Indicated	406	0.160	65
Measured and Indicated	5,217	0.160	832
Inferred	1,950	0.171	334

Notes:

1.	Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition and Standards for Mineral Resources and Mineral Reserves (CIM (2014) definitions) were followed for Mineral Resources.
2.	Mineral Resources are exclusive of Mineral Reserves.
3.	Mineral Resources are estimated using an average gold price of $1,700/oz Au.
4.	Mineral Resources are constrained using minimum thickness mining shapes reflecting the geometries of cut and fill mining methods.
5.

Mineral Resources are reported at a cut-off grade of 0.11 oz/st Au, accounting for mining costs of $102/st, milling costs of $45/st, general and administrative costs of $18/st, and a metal recovery of 86%.

6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
7.	Numbers may not add due to rounding.

Table 2: Summary of Mineral Resources (effective date December 31, 2020, Metric Units)

Category	Tonnage (000 t)	Grade (g/t Au)	Contained Metal (000 oz Au)
Measured	4,365	5.47	767
Indicated	368	5.49	65
Measured and Indicated	4,733	5.47	832
Inferred	1,769	5.87	334

Notes:

1.	CIM (2014) definitions were followed for Mineral Resources.
2.	Mineral Resources are exclusive of Mineral Reserves.
3.	Mineral Resources are estimated using an average gold price of $1,700/oz Au.
4.	Mineral Resources are constrained using minimum thickness mining shapes reflecting the geometries of cut and fill mining methods.
5.

Mineral Resources are reported at a cut-off grade of 3.77 g/t Au, accounting for mining costs of $102/st, milling costs of $45/st, general and administrative costs of $18/st, and a metal recovery of 86%.

6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
7.	Numbers may not add due to rounding.

The classification of Measured, Indicated, and Inferred Resources conforms to the 2014 “CIM Definition Standards for Mineral Resources and Mineral Reserves” using industry best practices as outlined in the 2019 “CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines”.

The Technical Report Authors are not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate aside from those identified under the heading “Environmental, Permitting and Social Considerations” which are being mitigated by further work by JCG.

Risk factors that could materially impact the Mineral Resource estimate include:

•	Metal price and exchange rate assumptions.

•	Changes in the interpretations of mineralization geometry and continuity of mineralized zones.

•	Changes to geotechnical, mining, and metallurgical recovery assumptions.

•

Changes to the assumptions related to the continued ability to access the site, retain mineral and surface right titles, maintain environment and other regulatory permits, and maintain the license to operate.

The definition of categories in the Mineral Resource estimate is based primarily on a distance function, however, visual and geological interpretation has also been used. The classification methodology is based on the following:

•	Measured: Based on drill hole spacing up to approximately 30 ft.

•	Indicated: Based on drill hole spacing up to approximately 75 ft.

•	Inferred: Based on drill hole spacing up to approximately 100 ft.

The Technical Report Authors applied a breakeven cut-off grade of 0.11 oz/st Au to estimate the Mineral Resource. The economic parameters used to calculate the cut-off grade are provided below:

•	Gold price: US$1,700/oz Au

•	Mining cost: US$102/st

•	Milling cost: US$45/st

•	Metal recovery: 86%

•	General and administrative costs: US$18/st

JCG used the stope optimizer module to produce Mineral Resource stopes from material that is exclusive of the Mineral Reserve stopes used for SSX and Smith. USB, WGen, and Saval 4 do not have material classified as Mineral Reserves and therefore do not have any Mineral Reserve stopes removed from their corresponding Mineral Resources.

The criteria used to produce these stopes was a minimum mining size (15 ft x 15 ft), continuity criteria, and a cut-off value of 0.08 oz/st Au. The dimensions of the minimum mining size were based on the equipment employed by JCG. Once results were available, the final cut-off grade of 0.11 oz/st Au was applied and stopes that were below the cut-off were removed.

Mineral Reserve Estimate

The Technical Report Authors generated the Jerritt Canyon underground Mineral Reserves by filtering Deswik stope optimizer (DSO) shapes, as provided by JCG, and applying mine designs to the March 31, 2020 as-built survey solids. The design methodology uses both cut-off grade estimation and economic analysis to design and validate the Mineral Reserves.

Stopes and development tasks were classified in the Mineral Resource classification based on the majority of material in the task. For the majority of the orebody the material for each task was one classification type. In areas of mixed classification the Measured or Indicated material accounted for 70% or more of the stope material.

The Technical Report Authors selected stopes to be used in Mineral Reserves first by filtering or identifying stopes based primarily on their proximity to existing historical mine workings, open pits, and infrastructure, and secondly, by identifying large and continuous regions of stopes, until approximately five years of Mineral Reserves were accumulated for each mine. Stopes within 15 ft of historical mine workings were identified and flagged due to a lack of knowledge or confidence in the quality or type of backfill used in those workings. At SSX, a risk factor was applied to these stopes. Measured stopes with a risk factor were classified as Probable, and measured stopes with no risk classified as Proven. At Smith, any material within 15 ft of existing workings was excluded from the Mineral Reserves and material classes were based on block model output.

The natural water table at both SSX and Smith is situated at 6,600 feet above sea level (“FASL”) or 2,012 m above sea level (masl). Mineral Reserves below the natural water table will require dewatering to rehabilitate old workings or to drive new headings. Scheduling has taken dewatering into account, and no additional costs have been applied to cut-off grades below the natural water table.

Table 3 presents a summary of the Jerritt Canyon Mineral Reserves above and below the natural water table at 6,600 FASL.

Table 3: Summary of Mineral Reserves (effective date December 31, 2020, Imperial Units)

Category	Tonnage (000 tons)	Grade (oz/st Au)	Contained Metal (000 oz Au)
Above 6,600 FASL
Proven	1,059	0.18	187
Smith	193	0.17	33
SSX	866	0.18	154
Probable	689	0.19	129
Smith	54	0.18	10
SSX	635	0.19	119
Subtotal Proven + Probable	1,748	0.18	316
Below 6,600 FASL
Proven	915	0.22	200
Smith	808	0.22	180
SSX	107	0.19	20
Probable	897	0.21	186
Smith	380	0.26	101
SSX	516	0.17	86
Subtotal Proven + Probable	1,811	0.21	387
Total Proven	1,974	0.20	388
Total Probable	1,585	0.20	316

Total Proven +Probable	3,559	0.20	703

Notes:

1.	CIM (2014) definitions were followed for Mineral Reserves.
2.	Mineral Reserves are estimated at a cut-off grade of 0.128 oz/st Au which assumes $102/st mining cost, $45/st processing cost, $18/st G&A cost and 86% metallurgical recovery.
3.	Mineral Reserves are estimated using an average long term gold price of US$1,500/oz Au.
4.	A minimum mining width of 15 ft was used assuming a cut and fill mining method.
5.	Bulk density is 0.0794 t/ft3.
6.	Numbers may not add due to rounding.

Table 4 presents a summary of Jerritt Canyon Mineral Reserves above and below the natural water table at 2,012 MASL.

Table 4: Summary of Mineral Reserves (effective date December 31, 2020, Metric Units)

Category	Tonnage (000 t)	Grade (g/t Au)	Contained Metal (000 oz Au)
Above 2,012 MASL
Proven	961	6.1	187
Smith	175	5.9	33
SSX	786	6.1	154
Probable	625	6.4	129
Smith	49	6.2	10
SSX	576	6.4	119
Subtotal Proven + Probable	1,585	6.2	316
Below 2,012 MASL
Proven	830	7.5	200
Smith	733	7.7	180
SSX	97	6.4	20
Probable	813	7.1	186
Smith	345	9.	101
SSX	468	5.7	86
Subtotal Proven + Probable	1,643	7.3	387
Total Proven	1,791	6.7	388
Total Probable	1,438	6.8	316

Total Proven +Probable	3,229	6.8	703

Notes:

1.	CIM (2014) definitions were followed for Mineral Reserves.
2.	Mineral Reserves are estimated at a cut-off grade of 4.39 g/t Au which assumes $112/st mining cost, $50/st processing cost, $20/st G&A cost and 86% metallurgical recovery.
3.	Mineral Reserves are estimated using an average long term gold price of US$1,500/oz Au.
4.	A minimum mining width of 4.6 m was used assuming a cut and fill mining method.
5.	Bulk density is 2.544 t/m3.
6.	Numbers may not add due to rounding.

The Technical Report Authors are not aware of any mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate, aside from those identified under the heading “Environmental, Permitting and Social Considerations” which are being mitigated by further work by JCG.

Metal prices used for Mineral Reserves are based on consensus, long term forecasts from banks, financial institutions, and other sources. The cut-off grade used for the Mineral Reserves is 0.128 oz/st Au, and the inputs are provided in Table 5. Incremental stopes were included at a grade of 0.12 oz/st Au.

Table 5: Summary of Cut-Off Grade Factors – March 31, 2020

Item	Units	Value
Gold	$/oz Au	1,500
Mill Recovery	%	86
Mining Cost	$/st	102.00
Milling Cost	$/st	45.00
General and Administrative (G&A)	$/st	18.00

Mining Methods

The Jerritt Canyon property has been in operation since 1980. Between 1981 and 1999, mining was by open pit. Underground operations began in 1993 with the opening of the Murray Mine and/or West Gen Underground. Underground operations started in 1997 at SSX, and continued until 2008 with production from the Steer, Murray, MCE, Smith, West Generator, and Saval deposits. In 2009, a new mine plan was prepared. Underground mining from the Smith deposit recommenced in late January 2010 and underground mining at SSX recommenced in early October 2010.

Mining is by the cut and fill mining method at the Smith and SSX. A significant portion of the Mineral Resources at Smith and SSX are located below the water table and will require dewatering. Dewatering infrastructure, including pumps, dewatering wells and a water treatment facility, is partially completed.

Recovery Methods

The processing facilities at Jerritt Canyon are designed to operate at a rate of 4,500 tones per day (“stpd”) with an operating availability of 90% and are permitted to operate at 6,000 stpd. The facilities include:

•	Primary crushing

•	Ore drying

•	Secondary crushing

•	Tertiary crushing

•	Dry grinding

•	Roasting

•	Thickening

•	CIL

•	Carbon stripping

•	Carbon reactivation

•	Electrowinning

•	Electrowinning sludge refining

•	Oxygen plant

•	Cooling pond

•	Water evaporation pond

•	Tailing Impoundment

Project Infrastructure

Jerritt Canyon has been in commercial production for approximately 39 years and the infrastructure to support a mining and milling operation is established. Surface rights to sustain mining operations on the Jerritt Canyon property are secured through current ownership and claim holder rights. The current infrastructure includes:

•	Access roads

•	Power supply and distribution

•	Office buildings

•	Warehouse facilities

•	Maintenance shops

•	Laboratory facilities

•	Communication networks

•	Onsite security

•	TSFs

•	Water management systems

The main access road is approximately seven miles long and is a 22 ft wide paved road between Nevada highway 225 and the mill site. A 100 ft wide haul road provides access between the major mines and the mill site. This road network is approximately 17 miles long.

Power to Jerritt Canyon is purchased from Nevada Energy through a 125 kV, three-phase transmission line. Monthly power consumption is approximately 8.0 MWh.

Water available on site is sufficient to support all mining and milling operations. All water used at Jerritt Canyon is from permitted and certificated water rights held by JCG and regulated by the Nevada Division of Water Resources.

For the management and disposal of tailings and reduction of surplus process solutions, Jerritt Canyon operates one active tailings storage facility (“TSF 2”) and two main process water storage facilities which include the water storage reservoir (“WSR”) and the evaporation pond. Jerritt Canyon also operates a process water treatment plant (“WTP”) to remove process water contaminates in an effort to reduce process water inventories and maintain an overall negative site water balance. JCG is currently in the process of closing and reclaiming TSF-1, which was the first tailing storage facility constructed and continuously operated at Jerritt Canyon between 1980 and 2014.

TSF 2 was originally commissioned in 2013 as TSF 2 Phase 1 to store approximately 3.7 Mst of tailings. In 2018, TSF 2 was expanded as to store an additional 1.5 Mst of tailings. Tailings slurry is delivered to the TSF 2 in a slurry consisting of 40 tons solids to 60 tons water by weight. At the date of the Technical Report, TSF 2 Phase 3 was under construction and has been designed to contain an additional 1.1 Mst of tailings. Because Phase 2 has been filled beyond planned operating capacity, TSF 2 Phase 3’s operational life has shortened and it is expected to be filled to capacity by the end of November 2021.

TSF 2 Phase 4 has been designed and awaits approval from the State of Nevada regulatory agencies. TSF 2 Phase 4 will allow storage of an additional 1.7 Mst of tailings. Even with the shortened operational life of Phase 3, TSF 2 Phase 4 must be constructed in 2021. Assuming a planned production rate of 2,350 stpd, TSF 2 Phase 4 will be filled to capacity by December 2023; however, this date will vary depending on actual mine plan and production rates determined by operations.

After TSF 2 Phase 4 is filled to capacity, JCG plans to dispose of future tailings in the previously designed and approved TSF 3, which is the existing WSR that will be converted to accept tailings disposal. The WSR’s conversion to TSF 3 will allow disposal of approximately of 2.4 Mst of tailings. At an assumed average production rate of 2,350 stpd, TSF 3 would provide approximately 2.6 years tailings storage. If the average deposition rate is increased for the 2021 mine plan and following, the timeline for creation of additional tailings management area will be shortened proportionally.

The process WTP was constructed to eliminate the surplus process water inventory located in the Jerritt Canyon WSR and evaporation pond and to create additional storage capacity for future tailings storage. The process WTP’s treated permeate is disposed of in injection wells while its brine concentrate is disposed of in the evaporation pond.

Environmental, Permitting and Social Considerations

Jerritt Canyon has been in operation since 1981. Prior to and during operation, numerous environmental studies and evaluations have been conducted to support permit applications and operations. An Environmental Impact Statement was completed and the Record of Decision was issued in 1980. Operating permits are in place and current.

The historic operation of Jerritt Canyon resulted in a number of environmental concerns, including seepage from the tailings storage facilities, limited tailings storage facility capacity, lack of water treatment facilities, etc. JCG inherited this legacy and has been working diligently to mitigate the concerns since it took over the operation.

Jerritt Canyon is located in Elko County, Nevada. Numerous other mining operations are located in the same area and JCG has a good relationship with the local community.

Approved closure and reclamation plans are in place for Jerritt Canyon. The total reclamation costs, as updated in 2019, estimated from the 2019 Annual Work Plan are approximately US$86.6 million.

The Technical Report Authors have identified seven environmental issues that have the potential to impact JCG’s ability to extract Mineral Reserves or the cost of doing so which are being addressed by JCG. Therefore, in the Technical Report Authors’ opinion, the potential negative impact on JCG’s ability to extract the Mineral Reserves is minimal and it is likely that some further spending on mitigation will be required. The issues identified are listed below:

1.	Numerous requests for modifications to permits are pending.

2.

Multiple violations of the Class I Air Quality Operating Permit and the Mercury Operating Permit to Construction in the past two years. Mitigation efforts are in progress but have not yet demonstrated the ability to achieve permit levels.

3.

Multiple exceedances of the Reference Value water quality standards at injection wells and monitoring wells related to the UIC permit including aluminum, antimony, arsenic, iron, magnesium, manganese, nitrite, nickel, TDS, thallium, and sulfate.

4.

Surface water: High concentrations and increasing concentrations of multiple constituents of concern including TDS and sulfate in surface water associated with mining activities and in particular seepage from the RDAs. These will be addressed though either active or passive remediation systems.

5.

Groundwater: High concentrations and increasing concentrations of multiple constituents of concern including TDS, sulfate, arsenic, calcium, chloride, and selenium at multiple groundwater monitoring locations associated with mining activities, and in particular seepage from TSF 1.

6.	Water management constraints including water treatment facilities.

7.	Violation of Secondary Drinking Water Standards for iron at a water supply well.

Capital and Operating Costs

Sustaining capital costs were estimated by JCG, with the majority of the costs consisting of mine development and heavy mobile equipment needed to replace the aging fleet. Sustaining capital costs for Jerritt Canyon are summarized in Table 6.

Table 6: Sustaining Capital Cost Estimate

Category	Sustaining Costs (US$ millions)	Sustaining Cost Basis (US$/st milled)
Mining	21.4	6.00
Tailings Facility	9.0	$9M in 2021
Processing Plant	3.6	1.00
Reclamation and closure	5.3	1.50
Sustaining Exploration Diamond Drilling	3.6	1.00

Total	42.8	—

The Technical Report Authors note that reclamation costs have not been estimated for the end of mine life, though a progressive annual reclamation cost has been applied based on a rate of $1.50/ton milled.

Operating costs estimated by JCG, averaging US$121.5 million per year or $164.68/t ore were estimated for mining, processing, and general and administrative expenses. Operating cost inputs such as labour rates, consumables, and supplies were based on JCG operating data. A summary of Jerritt Canyon operating costs is provided in Table 7.

Table 7: Operating Cost Estimate

Parameter	Total LOM (US$ millions)	Average Year (US$ millions/yr)	LOM Unit Cost (US$/st milled)
Mining	315.6	65.6	88.69
Labor	133.5	27.5	37.50
Variable Costs	93.4	19.3	26.25
Maintenance Cost	14.9	3.1	4.20
Fixed Costs	57.1	11.8	16.05
Dewatering Phase 1	1.4	1.4 in 2021	0.38
Dewatering Phase 2	8.4	8.4 in 2021	2.36
Dewatering Phase 3	1.6	1.6 in 2022	0.45
Other costs	5.3	1.1	1.50
Development	46.2	9.5	12.99
Labor	20.6	4.3	5.80
Primary Development, Horizontal	14.4	3.0	4.06
Maintenance Cost	2.3	0.5	0.65
Fixed Costs	8.8	1.8	2.48
Processing	160.2	33.1	45.00
Labor	56.9	11.8	16.00
Variable Costs	35.6	7.3	10.00
Maintenance Cost	32.0	6.6	9.00
Fixed Costs	35.6	7.3	10.00
G&A	64.1	13.2	18.00

Total	586.1	121.5	164.68

CONSOLIDATED CAPITALIZATION

The following table sets forth the Company’s cash, indebtedness and shareholders’ equity as of March 31, 2021 after giving effect to the Jerritt Canyon Acquisition and the Concurrent Placement. Other than as set out below, there has been no material change in the share and loan capital of the Company on a consolidated basis, since March 31, 2021. This table should be read in conjunction with the Company’s Interim Financial Statements and Interim MD&A.

Description of Capital	As at March 31, 2021	As of March 31, 2021, after giving effect to the Jerritt Canyon Acquisition and Concurrent Placement
Cash and cash equivalents	$201,684,000	$165,916,000
Restricted Cash	$—	$66,971,000
Indebtedness(1)	$172,930,000	$175,809,000
Number of Common Shares outstanding	222,804,476	251,229,717
Shareholders’ Equity
Share Capital	$1,097,140,000	$1,540,290,000
Equity Reserves	$99,052,000	$122,202,000
Deficit	($337,045,000)	($339,545,000)

Total Shareholders’ Equity	$859,147,000	$1,322,947,000

(1)	Indebtedness includes the book value of debt facilities and lease liabilities.

USE OF PROCEEDS

The use of proceeds from the sale of Securities will be described in the applicable Prospectus Supplement relating to a specific offering and sale of Securities. Unless otherwise specified in a Prospectus Supplement, among other potential uses, the Company may use the net proceeds for general working capital purposes, for expansion of existing operations, and for one or more other general corporate purposes including to complete corporate acquisitions, to, directly or indirectly, finance future growth opportunities and to repay existing or future indebtedness. More detailed information regarding the use of proceeds and the amount of net proceeds to be used for any such purposes will be set forth in any applicable Prospectus Supplement. The Company may invest net proceeds which it does not immediately use. Such investments may include short-term marketable investment grade securities. Management of the Company will retain broad discretion in allocating the net proceeds of any offering of Securities under this Prospectus and the Company’s actual use of the net proceeds will vary depending on the availability and suitability of investment opportunities and its operating and capital needs from time to time. All expenses relating to an offering of Securities and any compensation paid to underwriting dealers or agents as the case may be, will be paid out of the proceeds from the sale of Securities, unless otherwise stated in the applicable Prospectus Supplement.

The Company may, from time to time, issue securities (including Securities) other than pursuant to this Prospectus.

SELLING SECURITYHOLDERS

This Prospectus may also, from time to time, relate to the offering of the Securities by way of a secondary offering (each, a “Secondary Offering”) by one or more Selling Securityholders.

The terms under which Securities may be offered by Selling Securityholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any offering of Securities by Selling Securityholders will include, without limitation, where applicable: (i) the names of the Selling Securityholders; (ii) the number and type of Securities owned, controlled or directed by each Selling Securityholder; (iii) the number of Securities being distributed for the accounts of each Selling Securityholder; (iv) the number of Securities to be owned, controlled or directed by each Selling Securityholder after the distribution and the percentage that number or amount represents out of the total number of outstanding Securities; (v) whether the Securities are owned by the Selling Securityholders, both of record and beneficially, of record only or beneficially only; (vi) if a Selling Securityholder purchased any of the Securities held by him, her or it in the 12 months preceding the date of the Prospectus Supplement, the date or dates the Selling Securityholder acquired the Securities; and (vii) if a Selling Securityholder acquired the Securities held by him, her or it in the 12 months preceding the date of the Prospectus Supplement, the cost thereof to the Selling Securityholder in the aggregate and on a per security basis.

PLAN OF DISTRIBUTION

The Company may, from time to time, during the 25-month period that this Prospectus remains valid, offer for sale and issue Securities. The Company may issue and sell Securities with an aggregate total offering price of up to US$300,000,000 (or the equivalent thereof in Canadian dollars or any other currencies).

The Company may sell the Securities, separately or together, to or through underwriters, dealers or agents, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters, dealers or agents and any fees or compensation payable to them in connection with the offering and sale of a particular series or issue of Securities, the public offering price or prices of the Securities and the proceeds to the Company from the sale of the Securities. Any initial offering price and discounts, concessions or commissions allowed or paid to dealers may be changed from time to time.

In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX, NYSE or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution of the applicable Securities. If, in connection with the offering of Securities at a fixed price or prices, the underwriters, dealers or agents have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters, dealers or agents will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters, dealers or agents to the Company.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

In connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

No underwriter of an “at-the-market distribution” and no person or company acting jointly or in concert with such an underwriter, may, in connection with such a distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or Securities of the same class as the Securities distributed under this Prospectus and Prospectus Supplement, including selling an aggregate number or principal amount of Securities that would result in an underwriter creating an over-allocation position in the Securities.

Unless otherwise specified in the applicable Prospectus Supplement, Subscription Receipts, Units and Warrants will not be listed on any securities exchange. Consequently, unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Subscription Receipts, Units and Warrants may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus. This may affect the pricing of the Subscription Receipts, Units and Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange. See “Risk Factors”.

DESCRIPTION OF SECURITIES

The following is a brief summary of certain general terms and provisions of the Securities as at the date of this Prospectus. The summary does not purport to be complete and is indicative only. The specific terms of any Securities to be offered under this Prospectus, and the extent to which the general terms described in this Prospectus apply to such Securities, will be set forth in the applicable Prospectus Supplement. Moreover, a Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus.

Common Shares

The Company is authorized to issue an unlimited amount of Common Shares, without par value, of which, as of May 17, 2021, 251,506,493 are issued and outstanding. There are also options outstanding to purchase up to 6,730,571 Common Shares at prices ranging from C$6.28 to C$40.90, 461,936 Restricted Share Units, 284,635 Performance Share Units and 28,869 Deferred Share Units outstanding as of May 17, 2021 as well as 5,000,000 common share purchase warrants each exercisable into one Common Share for a period of three years at an exercise price of $20.00. Holders of Common Shares are entitled to one vote per Common Share at all meetings of the Company’s shareholders, to receive dividends as and when declared by the directors of the Company and to receive a pro rata share of the assets of the Company available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of the Company. There are no pre-emptive, conversion or redemption rights attached to the Common Shares.

Subscription Receipts

The following description sets forth certain general terms and provisions of Subscription Receipts that may be issued hereunder and is not intended to be complete. Subscription Receipts may be issued at various times which will entitle holders thereof to receive, upon satisfaction of certain release conditions and for no additional consideration, Common Shares, Warrants, Units or any combination thereof. The Subscription Receipts may be offered separately or together with other Securities, as the case may be. Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Company and an escrow agent (the “Escrow Agent”) that will be named in the relevant Prospectus Supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. The subscription proceeds from an offering of Subscription Receipts will be held in escrow by the Escrow Agent pending the completion of the transaction or the termination time (the time at which the escrow terminates regardless of whether the transaction or event has occurred). If underwriters, dealers or agents are used in the sale of any Subscription Receipts, one or more of such underwriters, dealers or agents may also be a party to the Subscription Receipt Agreement governing the subscription receipts sold to or through such underwriter, dealer or agent.

The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the applicable Subscription Receipt Agreement. Purchasers of Subscription Receipts should refer to the Subscription Receipt Agreement relating to the specific Subscription Receipts being offered for the complete terms of the Subscription Receipts. A copy of any Subscription Receipt Agreement relating to an offering of Subscription Receipts will be filed by the Company with the securities regulatory authorities in the applicable Canadian offering jurisdictions and with the SEC after the Company has entered into it.

The particular terms of each issue of Subscription Receipts will be described in the related Prospectus Supplement. This description may include, but is not limited to, any of the following, if applicable:

•	the designation and aggregate number of the Subscription Receipts being offered;

•	the price at which the Subscription Receipts will be offered;

•

the designation, number and terms of the Common Shares, Warrants, Units or any combination thereof to be received by the holders of the Subscription Receipts upon satisfaction of the release conditions, and any procedures that will result in the adjustment of those numbers;

•	the identity of the Escrow Agent;

•

the conditions (the “Release Conditions”) that must be met in order for holders of the Subscription Receipts to receive, for no additional consideration, Common Shares, Warrants, Units or any combination thereof;

•	the procedures for the issuance and delivery of the Common Shares, Warrants, Units or any combination thereof to holders of the Subscription Receipts upon satisfaction of the Release Conditions;

•	whether any payments will be made to holders of the Subscription Receipts upon delivery of the Common Shares, Warrants, Units or any combination thereof upon satisfaction of the Release Conditions;

•

the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of the Subscription Receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

•

the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions and if the Subscription Receipts are sold to or through underwriters, dealers or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters, dealers or agents in payment of all or a portion of their fees or commissions in connection with the sale of the Subscription Receipts;

•

procedures for the refund by the Escrow Agent to holders of the Subscription Receipts of all or a portion of the subscription price of their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

•

any contractual right of rescission to be granted to initial purchasers of the Subscription Receipts in the event that this Prospectus, the Prospectus Supplement under which Subscription Receipts are issued or any amendment hereto or thereto contains a misrepresentation;

•	any entitlement of the Company to purchase the Subscription Receipts in the open market by private agreement or otherwise;

•	if the Subscription Receipts are issued as a Unit with another Security, the date, if any, on and after which the Subscription Receipts and the other Security will be separately transferable;

•	whether the Company will issue the Subscription Receipts as global securities and, if so, the identity of the depository for the global securities;

•	whether the Company will issue the Subscription Receipts as bearer securities, as registered securities or both;

•

provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of the Subscription Receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, Warrants or Units, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

•	whether the Company will apply to list the Subscription Receipts on any securities exchange;

•	the material United States and Canadian federal income tax consequences of owning the Subscription Receipts; and

•	any other material terms and conditions of the Subscription Receipts.

Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions

The holders of Subscription Receipts will not be, and will not have the rights of, shareholders of the Company. Holders of Subscription Receipts are entitled only to receive Common Shares, Warrants, Units or a combination thereof on exchange or conversion of their Subscription Receipts, plus any cash payments, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the Subscription Receipts are sold to or through underwriters, dealers or agents, a portion of the Escrowed Funds may be released to such underwriters, dealers or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts, plus their pro-rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement.

Modifications

The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the Subscription Receipts issued thereunder may be made by way of a resolution of holders of Subscription Receipts at a meeting of such holders or consent in writing from such holders. The number of votes of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

The Subscription Receipt Agreement will also specify that the Company may amend the Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holders of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.

Units

The following description sets forth certain general terms and provisions of the Units that may be issued hereunder and is not intended to be complete. Units may be issued at various times comprising any combination of the other Securities described in this Prospectus. Each Unit will be issued so that the holder of such Unit is also the holder of each Security composing such Unit. Therefore, the holder of a Unit will have the rights and obligations of a holder of each included Security (except in some cases where the right to transfer an included Security of a Unit may not occur without the transfer of the other included Security comprising part of such Unit). The Units may be offered separately or together with other Securities, as the case may be.

The particular terms of each issue of Units will be described in the related Prospectus Supplement. This description may include, but is not limited to, any of the following, if applicable:

•	the designation and aggregate number of Units;

•	the price at which the Units will be offered;

•	the designation and terms of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

•	whether the Units will be issued in fully registered or global form;

•	whether the Company will apply to list the Units on any securities exchange;

•	the material United States and Canadian federal income tax consequences of owning the Units, including how the purchase price paid will be allocated among the Securities comprising the Units; and

•	any other material terms and conditions of the Units.

Warrants

The following description sets forth certain general terms and provisions of Warrants that may be issued hereunder and is not intended to be complete. The Warrants may be offered separately or together with other Securities, as the case may be. Warrants may be issued at various times under one or more warrant agreements or warrant indentures to be entered into by the Company and one or more banks or trust companies acting as warrant agent.

The statements made in this Prospectus relating to any warrant indenture and Warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the applicable warrant indenture, if any. Potential purchasers of Warrants should refer to the warrant indenture, if any, relating to the specific Warrants being offered for the complete terms of the Warrants. A copy of any warrant indenture, if any, relating to an offering or Warrants will be filed by the Company with the securities regulatory authorities in applicable Canadian offering jurisdictions and with the SEC after the Company has entered into it.

The particular terms of each issue of Warrants will be described in the related Prospectus Supplement. This description may include, but is not limited to, any of the following, if applicable:

•	the designation and aggregate number of Warrants;

•	the price at which the Warrants will be offered;

•	the designation, number and terms of the Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire, including any “early termination” provisions;

•	the exercise price of the Warrants;

•	if the Warrants are issued as a Unit with another Security, the date, if any, on and after which the Warrants and the other Security will be separately transferable;

•	any minimum or maximum amount of Warrants that may be exercised at any one time;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

•	whether the Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

•

provisions as to modification, amendment or variation of the warrant indenture or any rights or terms of such Warrants, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares or Units, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

•	whether the Company will apply to list the Warrants on any securities exchange;

•	the material United States and Canadian federal income tax consequences of owning the Warrants; and

•	any other material terms and conditions of the Warrants.

Warrant certificates will be exchangeable for new Warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities underlying the Warrants. The Company may amend the warrant indenture(s) and the Warrants, without the consent of the holders of the Warrants, in the manner set forth in the applicable indenture(s) or certificates, including to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not prejudice the rights of the holders of outstanding Warrants, as a group.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of the Securities offered thereunder. The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of the Securities offered thereunder by an initial investor who is subject to United States federal taxation. Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

PRIOR SALES

A description of prior sales of the Securities will be provided as required in each Prospectus Supplement to this Prospectus.

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the TSX in Canada under the symbol “FR” and are listed on the NYSE in the United States under the symbol “AG”. Trading price and volume of the Common Shares will be provided as required in each Prospectus Supplement to this Prospectus.

RISK FACTORS

Before deciding to invest in any Securities, prospective purchasers of the Securities should consider carefully the risk factors and the other information contained in and incorporated by reference into this Prospectus and any applicable Prospectus Supplement relating to a specific offering of Securities before purchasing the Securities. An investment in the Securities offered hereunder is speculative and involves a high degree of risk. Information regarding the risks affecting the Company and its business is provided in the documents incorporated by reference in this Prospectus, including in the Company’s most recent annual information form under the heading “Description of Business - Risk Factors”. Additional risks and uncertainties not known to the Company or that management currently deems immaterial may also impair the Company’s business, financial condition, results of operations or prospects. See “Documents Incorporated by Reference”.

No Assurance of Active or Liquid Market

No assurance can be given that an active or liquid trading market for the Common Shares will be sustained. If an active or liquid market for the Common Shares fails to be sustained, the prices at which such shares trade may be adversely affected. Whether or not the Common Shares will trade at lower prices depends on many factors, including the liquidity of the Common Shares, the markets for similar securities, general economic conditions and the Company’s financial condition, historic financial performance and future prospects.

There is no public market for the Warrants, Subscription Receipts or Units and, unless otherwise specified in the applicable Prospectus Supplement, the Company does not intend to apply for listing of such Securities on any securities exchange. If the Warrants, Subscription Receipts or Units are traded after their initial issue, they may trade at a discount from their initial offering prices depending on the market for similar securities and other factors including general economic conditions and the Company’s financial condition. There can be no assurance as to the liquidity of the trading market for the Warrants, Subscription Receipts or Units or that a trading market for these securities will develop.

Public Markets and Share Prices

The market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSX, NYSE or any other stock exchange could be subject to significant fluctuations in response to variations in the Company’s financial results or other factors. In addition, fluctuations in the stock market may adversely affect the market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on a stock exchange regardless of the financial performance of the Company. Securities markets have also experienced significant price and volume fluctuations from time to time. In some instances, these fluctuations have been unrelated or disproportionate to the financial performance of issuers. Market fluctuations may adversely impact the market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on a stock exchange. There can be no assurance of the price at which the Common Shares that become listed and posted for trading on a stock exchange will trade.

Additional Issuances and Dilution

The Company may issue and sell additional securities of the Company from time to time. The Company cannot predict the size of future issuances of securities of the Company or the effect, if any, that future issuances and sales of securities will have on the market price of any securities of the Company that are issued and outstanding from time to time. Sales or issuances of substantial amounts of securities of the Company, or the perception that such sales could occur, may adversely affect prevailing market prices for the securities of the Company that are issued and outstanding from time to time. With any additional sale or issuance of securities of the Company, holders will suffer dilution with respect to voting power and may experience dilution in the Company’s earnings per share. Moreover, this Prospectus may create a perceived risk of dilution resulting in downward pressure on the price of the Company’s issued and outstanding Common Shares, which could contribute to progressive declines in the prices of such securities.

Discretion Regarding Use of Proceeds

Management of the Company will have broad discretion with respect to the application of net proceeds received by the Company from the sale of Securities under this Prospectus or a future Prospectus Supplement and may spend such proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business or cause the price of the securities of the Company issued and outstanding from time to time to decline

INTERESTS OF EXPERTS

The financial statements incorporated in this Prospectus by reference and the effectiveness of the Company’s internal control over financial reporting have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. Deloitte LLP is independent with respect to the Company within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia and the applicable rules and regulations of the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

The audited consolidated financial statements of Jerritt Canyon as at December 31, 2020 are included in the Business Acquisition Report dated April 30, 2021, which is incorporated by reference herein, have been audited by Ernst & Young LLP, as set forth in their independent auditor’s report thereon dated April 8, 2021, and incorporated herein by reference. Ernst & Young LLP was the auditor of Jerritt Canyon for the year ended December 31, 2020, and throughout the period covered by the financial statements of Jerritt Canyon on which Ernst & Young LLP reported, Ernst & Young LLP was independent of Jerritt Canyon within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario.

Ramon Mendoza Reyes, P. Eng., Gregory Kenneth Kulla, P. Geo., Persio P. Rosario, P.Eng., Maria Elena Vazquez, P. Geo., Phillip J. Spurgeon, P. Geo., Brian Boutilier, P.Eng. of the Company and David Rowe, CPG, Joaquin Merino,P. Geo, prepared technical reports with respect to the Company’s material mines in Mexico or other information relating to the Company’s mining properties. To management’s knowledge, Messrs. Rowe and Merino do not have any registered or beneficial interests, direct or indirect, in any securities or other property of the Company (or of any of its associates or affiliates). Mr. Rowe is a Consulting Principal Resource Geologist and Mr. Merino is a Senior Advisor in Geology for the Company. Mr. Mendoza-Reyes is the Vice President of Technical Services of the Company, Mr. Kulla is the Vice President of Exploration of the Company, Mr. Rosario is the Vice President of Processing, Metallurgy and Innovation of the Company, Ms. Vazquez is the Geological Database Manager of the Company, Mr. Spurgeon is the Senior Resource Geologist of the Company, and Mr. Boutilier is Manager of Technical Services of the Company. Each of Mr. Mendoza-Reyes, Mr. Kulla, Mr. Rosario, Ms. Vazquez, Mr. Spurgeon and Mr. Boutilier hold stock options, restricted share units and/or performance share units of the Company which represent less than 1% of the outstanding shares of the Company.

Ryan Rodney, C.P.G., Associate Geologist with SLR International Corporation, Gordon L. Fellows, P.E., former Jerritt Canyon Mine Mining Manager with Jerritt Canyon Gold LLC and current consultant to the Company, Chelsea Hamilton, P. Eng, Project Mining Engineer with SLR Consulting Ltd., Andrew P. Hampton, P. Eng Principal Metallurgist with SLR International Corporation and Jeremy Scott Collyard, MMSA QP, Principal Environmental Specialist and United States Mining and Minerals Sector Lead with SLR International

Corporation (collectively, the “Technical Report Authors”) prepared the Jerritt Canyon Technical Report. To management’s knowledge, the Technical Report Authors do not have any registered or beneficial interests, direct or indirect, in any securities or other property of the Company (or of any of its associates or affiliates).

Messrs. Rowe, Merino, Rodney, Fellows, Hampton and Collyard, each of whom has prepared certain technical reports or information relating to the Company’s mining properties, reside outside of Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada.

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon on behalf of the Company by Bennett Jones LLP, Vancouver, B.C., as to Canadian legal matters, and Dorsey & Whitney LLP, Vancouver, B.C. and Seattle, Washington, as to United States legal matters. As of the date hereof, the partners and associates of Bennett Jones LLP own, directly or indirectly, less than 1% of the Common Shares and the partners and associates of Dorsey & Whitney LLP own, directly or indirectly, less than 1% of the Common Shares. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents, as the case may be.

Keith Neumeyer, the President, Chief Executive Officer and a director of the Company, and Thomas Fudge, a director the Company, reside outside of Canada. Messrs. Neumeyer and Fudge have appointed the following agent for service of process in Canada:

Name of Person	Name and Address of Agent

Keith Neumeyer	Bennett Jones LLP 2500 Park Place 666 Burrard Street Vancouver, British Columbia V6E 2X8
Thomas Fudge

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the person has appointed an agent for service of process.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

The Company is governed by the laws of British Columbia and its principal place of business is outside the United States. The majority of the directors and officers of the Company and the experts named under “Interests of Experts” herein are resident outside of the United States and a substantial portion of the Company’s assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Company, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Company or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the

United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.

The Company filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Puglisi & Associates, with an address at 850 Library Avenue, Suite 204, Newark, Delaware 19711, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of Securities under the Registration Statement.

CONTRACTUAL RIGHTS OF RESCISSION

Original purchasers of Securities which are convertible, exchangeable or exercisable for other securities of the Company, including Subscription Receipts and Warrants if offered separately without any other Securities, will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Securities. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this Prospectus, the relevant Prospectus Supplement or an amendment thereto contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Up to $100,000,000 of

FIRST MAJESTIC SILVER CORP.

Common Shares

PROSPECTUS SUPPLEMENT

BMO Capital Markets Corp.

TD Securities (USA) LLC

May 28, 2021